UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04	YEAR: 2011
GRUPO TELEVISA, S.A.B.

BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	154,762,321	100	136,470,627	100

s02	CURRENT ASSETS	50,659,758	33	59,775,967	44
s03	CASH AND AVAILABLE INVESTMENTS	16,275,924	11	20,942,531	15
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	19,243,712	12	17,701,125	13
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,908,866	2	4,308,780	3
s06	INVENTORIES	5,562,767	4	5,258,951	4
s07	OTHER CURRENT ASSETS	6,668,489	4	11,564,580	8
s08	LONG-TERM ASSETS	43,661,585	28	21,905,216	16
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	253,795	0	67,763	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	3,540,184	2	3,332,637	2
s11	OTHER INVESTMENTS	39,867,606	26	18,504,816	14
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	41,498,967	27	38,651,847	28
s13	LAND AND BUILDINGS	16,858,980	11	16,554,768	12
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	55,918,420	36	49,113,893	36
s15	OTHER EQUIPMENT	7,484,379	5	7,022,554	5
s16	ACCUMULATED DEPRECIATION	42,379,528	27	36,900,013	27
s17	CONSTRUCTION IN PROGRESS	3,616,716	2	2,860,645	2

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,861,380	8	10,241,007	8

s19	OTHER ASSETS	7,080,631	5	5,896,590	4

s20	TOTAL LIABILITIES	95,905,836	100	84,612,866	100

s21	CURRENT LIABILITIES	15,075,788	16	14,721,191	17
s22	SUPPLIERS	7,687,518	8	7,472,253	9
s23	BANK LOANS	1,020,000	1	430,000	1
s24	STOCK MARKET LOANS	0	0	889,142	1
s103	OTHER LOANS WITH COST	531,891	1	430,137	1
s25	TAXES PAYABLE	1,388,242	1	1,443,887	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	4,448,137	5	4,055,772	5
s27	LONG-TERM LIABILITIES	55,858,844	58	46,845,334	55
s28	BANK LOANS	13,200,000	14	7,280,460	9
s29	STOCK MARKET LOANS	42,457,000	44	39,215,200	46
s30	OTHER LOANS WITH COST	201,844	0	349,674	0
s31	DEFERRED LIABILITIES	21,386,324	22	19,083,379	23
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	3,584,880	4	3,962,962	5

s33	STOCKHOLDERS' EQUITY	58,856,485	100	51,857,761	100

s34	NON-CONTROLLING INTEREST	7,196,663	12	6,793,278	13

s35	CONTROLLING INTEREST	51,659,822	88	45,064,483	87

s36	CONTRIBUTED CAPITAL	26,832,124	46	14,567,803	28
s79	CAPITAL STOCK	10,238,885	17	10,019,859	19
s39	PREMIUM ON ISSUANCE OF SHARES	16,593,239	28	4,547,944	9
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	24,827,698	42	30,496,680	59
s42	RETAINED EARNINGS AND CAPITAL RESERVES	39,803,981	68	35,533,148	69
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	995,427	2	1,120,157	2
s80	SHARES REPURCHASED	-15,971,710	-27	-6,156,625	-12

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	16,275,924	100	20,942,531	100
s46	CASH	16,275,924	100	20,942,531	100
s47	AVAILABLE INVESTMENTS	0	0	0	0

s07	OTHER CURRENT ASSETS	6,668,489	100	11,564,580	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	99,737	1	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	6,568,752	99	11,564,580	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,861,380	100	10,241,007	100

s48	DEFERRED EXPENSES (NET)	9,289,438	78	7,711,413	75
s49	GOODWILL	2,571,942	22	2,529,594	25
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	7,080,631	100	5,896,590	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	45,272	1	189,400	3
s50	DEFERRED TAXES	111,814	2	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	6,923,545	98	5,707,190	97

s21	CURRENT LIABILITIES	15,075,788	100	14,721,191	100
s52	FOREIGN CURRENCY LIABILITIES	5,229,595	35	7,027,829	48
s53	MEXICAN PESOS LIABILITIES	9,846,193	65	7,693,362	52

s26	OTHER CURRENT LIABILITIES WITHOUT COST	4,448,137	100	4,055,772	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	74,329	2
s89	ACCRUED INTEREST	792,645	18	750,743	19
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	3,403,000	77	3,031,062	75
s105	BENEFITS TO EMPLOYEES	252,492	6	199,638	5

s27	LONG-TERM LIABILITIES	55,858,844	100	46,845,334	100
s59	FOREIGN CURRENCY LIABILITIES	28,044,835	50	27,790,401	59
s60	MEXICAN PESOS LIABILITIES	27,814,009	50	19,054,933	41

s31	DEFERRED LIABILITIES	21,386,324	100	19,083,379	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	21,386,324	100	19,083,379	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	3,584,880	100	3,962,962	100
s66	DEFERRED TAXES	0	0	681,797	17
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	525,868	15	430,143	11
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	3,059,012	85	2,851,022	72

s79	CAPITAL STOCK	10,238,885	100	10,019,859	100
s37	CAPITAL STOCK (NOMINAL)	2,525,818	25	2,368,792	24
s38	RESTATEMENT OF CAPITAL STOCK	7,713,067	75	7,651,067	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	39,803,981	100	35,533,148	100
s93	LEGAL RESERVE	2,139,007	5	2,135,423	6
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	30,775,333	77	25,714,336	72
s45	NET INCOME FOR THE YEAR	6,889,641	17	7,683,389	22

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	995,427	100	1,120,157	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	-1,207,810	-121	-1,370,181	-122
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-57,533	-6	-103,519	-9
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	2,260,770	227	2,593,857	232

BALANCE SHEETS
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	35,583,970	45,054,776
s73	PENSIONS AND SENIORITY PREMIUMS	1,796,793	1,807,340
s74	EXECUTIVES (*)	39	41
s75	EMPLOYEES (*)	26,275	24,698
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	366,993,425,331	325,023,045,906
s78	REPURCHASED SHARES (*)	36,131,302,662	21,518,779,425
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	145,665,213	53,310

(*) THESE CONCEPTS ARE STATED IN UNITS.

STATEMENTS OF INCOME
FROM JANUARY 1 TO DECEMBER 31, 2011 AND 2010
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	62,581,541	100	57,856,828	100
r02	COST OF SALES	33,574,207	54	30,848,754	53
r03	GROSS PROFIT	29,007,334	46	27,008,074	47
r04	GENERAL EXPENSES	12,185,288	19	11,425,465	20
r05	OPERATING INCOME (LOSS)	16,822,046	27	15,582,609	27
r08	OTHER INCOME AND (EXPENSE), NET	-639,966	-1	-567,121	0
r06	INTEGRAL RESULT OF FINANCING	-4,142,749	-7	-3,028,645	-5
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-449,439	0	-211,930	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	11,589,892	19	11,774,913	20
r10	INCOME TAXES	3,409,751	5	3,258,986	6
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	8,180,141	13	8,515,927	15
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	CONSOLIDATED NET INCOME	8,180,141	13	8,515,927	15
r19	NON-CONTROLLING INTEREST NET INCOME	1,290,500	2	832,538	1
r20	CONTROLLING INTEREST NET INCOME	6,889,641	11	7,683,389	13

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	62,581,541	100	57,856,828	100
r21	DOMESTIC	54,325,223	87	50,203,485	87
r22	FOREIGN	8,256,318	13	7,653,343	13
r23	TRANSLATED INTO DOLLARS (***)	590,644	1	619,323	1

r08	OTHER INCOME AND (EXPENSE), NET	-639,966	100	-567,121	100
r49	OTHER INCOME AND (EXPENSE), NET	-585,370	91	-541,530	95
r34	EMPLOYEES' PROFIT SHARING, CURRENT	57,370	-9	31,448	-6
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	-2,774	0	-5,857	1

r06	INTEGRAL RESULT OF FINANCING	-4,142,749	100	-3,028,645	100
r24	INTEREST EXPENSE	4,312,764	-104	3,615,276	-119
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	1,146,517	-28	1,047,505	-35
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	-976,502	24	-460,874	15
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	3,409,751	100	3,258,986	100
r32	INCOME TAX, CURRENT	4,309,129	126	3,967,007	122
r33	INCOME TAX, DEFERRED	-899,378	-26	-708,021	-22

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	75,752,444	70,649,821
r37	TAX RESULT FOR THE YEAR	10,096,443	8,306,596
r38	NET SALES (**)	62,581,541	57,856,828
r39	OPERATING INCOME (**)	16,822,046	15,582,609
r40	CONTROLLING INTEREST NET INCOME (**)	6,889,641	7,683,389
r41	NET CONSOLIDATED INCOME (**)	8,180,141	8,515,927
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	7,429,728	6,579,325

(**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS.

QUARTERLY STATEMENTS OF INCOME
FROM OCTOBER 1 TO DECEMBER 31, 2011 AND 2010
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	18,292,770	100	16,491,059	100
rt02	COST OF SALES	9,542,875	52	8,499,223	52
rt03	GROSS PROFIT	8,749,895	48	7,991,836	48
rt04	GENERAL EXPENSES	3,321,793	18	3,321,013	20
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	5,428,102	30	4,670,823	28
rt08	OTHER INCOME AND (EXPENSE), NET	-253,537	-1	-659,022	-4
rt06	INTEGRAL RESULT OF FINANCING	-1,084,827	-6	-704,267	-4
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	-131,284	0	-23,709	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	3,958,454	22	3,283,825	20
rt10	INCOME TAXES	1,403,223	8	565,457	3
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,555,231	14	2,718,368	16
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,555,231	14	2,718,368	16
rt19	NET INCOME OF MINORITY INTEREST	385,098	2	93,873	1
rt20	NET INCOME OF MAJORITY INTEREST	2,170,133	12	2,624,495	16

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	18,292,770	100	16,491,059	100
rt21	DOMESTIC	15,720,601	86	14,258,944	86
rt22	FOREIGN	2,572,169	14	2,232,115	14
rt23	TRANSLATED INTO DOLLARS (***)	184,009	1	180,627	1

rt08	OTHER INCOME AND (EXPENSE), NET	-253,537	100	-659,022	100
rt49	OTHER INCOME AND (EXPENSE), NET	-215,079	85	-644,362	98
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	40,283	-16	21,036	-3
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	-1,825	1	-6,376	1

rt06	INTEGRAL RESULT OF FINANCING	-1,084,827	100	-704,267	100
rt24	INTEREST EXPENSE	1,168,881	-108	925,009	-131
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	421,565	-39	305,970	-43
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	-337,511	31	-85,228	12
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	1,403,223	100	565,457	100
rt32	INCOME TAX, CURRENT	2,007,789	143	1,416,832	251
rt33	INCOME TAX, DEFERRED	-604,566	-43	-851,375	-151

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,999,878	1,939,091

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount
	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	11,589,892	11,774,913
e02	+ (-) ITEMS NOT REQUIRING CASH	801,864	774,326
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	7,777,138	6,032,686
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	6,104,258	3,291,578
e05	CASH FLOW BEFORE INCOME TAX	26,273,152	21,873,503
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(3,417,981)	(5,008,595)
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	22,855,171	16,864,908

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(25,093,312)	(27,273,868)
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	(2,238,141)	(10,408,960)

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(2,543,102)	1,435,464
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,781,243)	(8,973,496)
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	105,214	(44,115)
e13	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	20,951,953	29,960,142
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	16,275,924	20,942,531

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	801,864	774,326
e15	+ ESTIMATES FOR THE PERIOD	689,057	675,929
e16	+ PROVISIONS FOR THE PERIOD	-	-
e17	+ (-) OTHER UNREALIZED ITEMS	112,807	98,397

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	7,777,138	6,032,686
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	7,429,728	6,579,325
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND
	EQUIPMENT	-	-
e20	+ IMPAIRMENT LOSS	49,900	250,581
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	449,439	211,930
e22	(-) DIVIDENDS RECEIVED	-	-
e23	(-) INTEREST INCOME	(226,769)	-
e24	(-) + OTHER ITEMS	74,840	(1,009,150)

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	6,104,258	3,291,578
e25	+ ACCRUED INTEREST	4,109,064	3,289,198
e26	+ (-) OTHER ITEMS	1,995,194	2,380

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(3,417,981)	(5,008,595)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(2,097,433)	54,958
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,469,185)	1,057,717
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	1,367,361	(308,295)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(21,162)	(230,648)
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,425,027	(1,178,934)
e32	+ (-) INCOME TAXES PAID OR RETURNED	(3,622,589)	(4,403,393)

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(25,093,312)	(27,273,868)
e33	- PERMANENT INVESTMENT IN SHARES	(1,474,892)	(2,418,502)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	-	1,807,419
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(9,668,501)	(11,306,013)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	591,603	915,364
e37	- INVESTMENT IN INTANGIBLE ASSETS	(242,738)	(712,070)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	-	-
e39	- OTHER PERMANENT INVESTMENTS	-	-
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	-	-
e41	+ DIVIDEND RECEIVED	66,310	-
e42	+ INTEREST RECEIVED	-	-
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO
	THIRD PARTIES	-	-
e44	+ (-) OTHER ITEMS	(14,365,094)	(15,560,066)

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(2,543,102)	1,435,464
e45	+ BANK FINANCING	9,700,000	80,000
e46	+ STOCK MARKET FINANCING	-	10,000,000
e47	+ OTHER FINANCING	-	150,000
e48	(-) BANK FINANCING AMORTIZATION	(3,110,135)	(1,704,299)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	(898,776)	(2,255,033)
e50	(-) OTHER FINANCING AMORTIZATION	(332,673)	(262,013)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
e52	(-) DIVIDENDS PAID	(3,202,762)	-
e53	+ PREMIUM ON ISSUANCE OF SHARES	-	-
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-
e55	- INTEREST EXPENSE	(4,067,162)	(3,003,076)
e56	- REPURCHASE OF SHARES	(12,623)	(1,274,022)
e57	+ (-) OTHER ITEMS	(618,971)	(296,093)
* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO BE EXPLAINED IN THE NOTES.

DATA PER SHARE
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.02		$0.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0.00		$0.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00		$0.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$0.02		$0.03

d05	DISCONTINUED OPERATION EFFECT ON EARNINGS (LOSS) PER SHARE (**)	$0.00		$0.00

d08	CARRYING VALUE PER SHARE	$0.14		$0.14

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0.00		$0.00

d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares

d11	MARKET PRICE TO CARRYING VALUE	3.22	times	3.94	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	24.03	times	23.24	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE, USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

RATIOS
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	13.07%		14.72%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	13.90%		16.42%
p03	NET INCOME TO TOTAL ASSETS (**)	5.29%		6.24%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	13.31%		0.00%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	0.00%		0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.40	times	0.42	times
p07	NET SALES TO FIXED ASSETS (**)	1.51	times	1.50	times
p08	INVENTORIES TURNOVER (**)	6.04	times	5.87	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	95	days	95	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.51%		7.44%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	61.97%		62.00%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.63	times	1.63	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	34.69%		41.15%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	134.60%		121.20%
p15	OPERATING INCOME TO INTEREST PAID	3.90	times	4.31	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.65	times	0.68	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.36	times	4.06	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	2.99	times	3.70	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.53	times	0.71	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	107.96%		142.26%

 (**) DATA FROM THE LAST TWELVE MONTHS.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED Final Printing
MEXICO CITY, D.F., FEBRUARY 16, 2012 — GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR FOURTH QUARTER AND FULL YEAR 2011. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS). BEGINNING IN FIRST QUARTER 2012, AS REQUIRED BY REGULATORY RULES FOR PUBLIC COMPANIES IN MEXICO, THE RESULTS WILL BE REPORTED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS).

THE FOLLOWING INFORMATION SETS FORTH A CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE OF NET SALES THAT EACH LINE REPRESENTS AND THE PERCENTAGE CHANGE WHEN COMPARING 2011 WITH 2010:

CONSOLIDATED NET SALES

CONSOLIDATED NET SALES INCREASED 8.2% TO PS.62,581.5 MILLION IN 2011 COMPARED WITH PS.57,856.8 MILLION IN 2010. THIS INCREASE WAS ATTRIBUTABLE TO STRONG REVENUE GROWTH IN OUR PROGRAMMING EXPORTS, CABLE AND TELECOM, PAY TELEVISION NETWORKS, AND SKY SEGMENTS.

CONTROLLING INTEREST NET INCOME

CONTROLLING INTEREST NET INCOME DECREASED 10.3% TO PS.6,889.6 MILLION IN 2011 COMPARED WITH PS.7,683.4 MILLION IN 2010. THE NET DECREASE OF PS.793.8 MILLION REFLECTED PRIMARILY I) A PS.1,114.1 MILLION INCREASE IN INTEGRAL COST OF FINANCING MAINLY AS A RESULT OF ADDITIONAL INTEREST EXPENSES AND THE DEPRECIATION OF THE PESO WITH RESPECT TO THE DOLLAR DURING THE YEAR; II) A PS.458 MILLION INCREASE IN NON-CONTROLLING INTEREST NET INCOME DUE TO NET INCOME GROWTH IN OUR SKY AND CABLE AND TELECOM SEGMENTS; AND III) A PS.237.5 MILLION INCREASE IN EQUITY IN LOSSES OF AFFILIATES, NET, EXPLAINED PRINCIPALLY BY EQUITY IN LOSSES OF LA SEXTA AND UNIVISION. THESE UNFAVORABLE VARIANCES WERE OFFSET BY A PS.1,239.4 MILLION INCREASE IN OPERATING INCOME.

FOURTH-QUARTER RESULTS AND FULL-YEAR RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FOURTH-QUARTER RESULTS ENDED DECEMBER 31, 2011 AND 2010, AND FULL-YEAR RESULTS ENDED DECEMBER 31, 2011 AND 2010, FOR EACH OF OUR BUSINESS SEGMENTS. THE RESULTS ARE PRESENTED IN MILLIONS OF MEXICAN PESOS.

CONTENT

BEGINNING IN 2012, WE WILL REPORT REVENUE AND OPERATING SEGMENT INCOME FOR OUR CONTENT BUSINESSES AS A SINGLE SEGMENT, CONTENT, AND WILL CATEGORIZE OUR SOURCES OF CONTENT REVENUE AS FOLLOWS: A) ADVERTISING, B) NETWORK SUBSCRIPTION REVENUE, AND C) LICENSING AND SYNDICATION.

GIVEN THE COST STRUCTURE OF OUR CONTENT BUSINESS, OPERATING SEGMENT INCOME WILL BE REPORTED AS A SINGLE LINE ITEM.

OUR CONTENT BUSINESS WILL ENCOMPASS ALL SOURCES OF REVENUE DERIVED FROM OUR CONTENT, INCLUDING OUR TV BROADCASTING, PAY TELEVISION NETWORKS, PROGRAMMING EXPORTS AND ONLINE REVENUE.

OUR CONTENT BUSINESS PERFORMED WELL DURING THE YEAR, WITH CONTENT REVENUES GROWING BY 5% TO PS.30,685.6 MILLION COMPARED WITH PS.29,234.7 MILLION IN 2010,  WHILE OPERATING SEGMENT INCOME FOR OUR CONTENT BUSINESS GREW BY 4.7% TO PS.14,465.6 MILLION COMPARED WITH PS.13,820.3 MILLION IN 2010. AS A RESULT, CONTENT OPERATING SEGMENT INCOME MARGIN REACHED 47.1%.

THE FOLLOWING DISCUSSION PRESENTS OUR RESULTS ACCORDING TO PAST PRACTICE:

TELEVISION BROADCASTING

FOURTH-QUARTER SALES INCREASED 5.1% TO PS.7,243.7 MILLION COMPARED WITH PS.6,889.4 MILLION IN THE SAME PERIOD OF 2010. FOUR OF THE TOP-FIVE-RATED SHOWS TRANSMITTED IN MEXICO THROUGH BROADCAST TELEVISION DURING THE QUARTER WERE PRODUCED AND TRANSMITTED BY TELEVISA.

FULL-YEAR SALES MET OUR FULL-YEAR GUIDANCE, INCREASING MARGINALLY BY 0.3% TO PS.22,829.2 MILLION COMPARED WITH PS.22,750.1 MILLION IN 2010. THESE RESULTS WERE ACHIEVED DESPITE AN UNFAVORABLE COMPARISON WITH 2010.

DURING THE YEAR, TELEVISA’S CONTENT CONTINUED TO OUTPERFORM. THE FINAL EPISODE OF THE NOVELA “TERESA” WAS THE HIGHEST-RATED PROGRAM TRANSMITTED IN MEXICO THROUGH BROADCAST TELEVISION DURING THE YEAR. ADDITIONALLY, EIGHT OF THE TOP-TEN-RATED SHOWS ON OVER-THE-AIR TELEVISION IN MEXICO WERE PRODUCED AND TRANSMITTED BY TELEVISA. UPFRONT DEPOSITS REPRESENTED 72.5% OF REVENUES DURING THE YEAR; THE REMAINING WERE SALES IN THE SPOT MARKET.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 3.5% TO PS.3,560.2 MILLION COMPARED WITH PS.3,438.2 MILLION IN THE SAME PERIOD OF 2010, AND THE MARGIN WAS 49.1%.

FULL-YEAR OPERATING SEGMENT INCOME DECREASED 1.8% TO PS.10,524.3 MILLION COMPARED WITH PS.10,714.3 MILLION IN 2010; HOWEVER, THE MARGIN WAS IN LINE WITH GUIDANCE AT 46.1%.

PAY TELEVISION NETWORKS

FOURTH-QUARTER SALES INCREASED 23.3% TO PS.1,058.3 MILLION COMPARED WITH PS.858 MILLION IN THE SAME PERIOD OF 2010, DRIVEN MAINLY BY THE SUCCESS OF OUR PAY-TV CHANNELS, AND THE GROWTH OF PAY-TV PENETRATION IN MEXICO.

FULL-YEAR SALES INCREASED 13.9% TO PS.3,584.8 MILLION COMPARED WITH PS.3,146.2 MILLION IN 2010. THE ANNUAL INCREASE WAS DRIVEN BY HIGHER REVENUES FROM CHANNELS SOLD MAINLY IN MEXICO AND LATIN AMERICA, AS WELL AS HIGHER ADVERTISING SALES, WHICH REPRESENTED IN 2011 24.1% OF SEGMENT REVENUE, UP FROM 22.7% IN 2010. THESE RESULTS NO LONGER INCLUDE THE CONSOLIDATION OF TUTV, WHICH WAS SOLD TO UNIVISION AS PART OF THE DEAL CLOSED IN 2010. EXCLUDING THE CONTRIBUTION TO REVENUES OF TUTV IN 2010 RESULTS, GROWTH IN OUR PAY TELEVISION NETWORKS SEGMENT WAS 20.7%. DURING THE YEAR, TELEVISA SUCCESSFULLY ADDED “TIIN” TO ITS PORTFOLIO OF CHANNELS. THIS NEW NETWORK TARGETS YOUNG TEENAGERS AND COMPLEMENTS OUR EXISTING PORTFOLIO OF PAY-TV CHANNELS.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 3.1% TO PS.530 MILLION COMPARED WITH PS.514.2 MILLION IN THE SAME PERIOD OF 2010, AND THE MARGIN WAS 50.1%. THE CHANGE IN MARGIN MAINLY REFLECTED THE LAUNCH OF “TIIN”, HIGH-DEFINITION CHANNELS, THE COST OF “DECOS” IN ORDER TO RECEIVE HIGH-DEFINITION SIGNALS, AND SOME EXCLUSIVE SOCCER MATCHES.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 11.2% TO PS.1,803.9 MILLION COMPARED WITH PS.1,622 MILLION IN 2010, AND THE MARGIN WAS 50.3%. THESE RESULTS REFLECT HIGHER REVENUE AND THE ABSENCE OF COSTS AND EXPENSES RELATED TO I) FOROTV, WHICH IS NOW PART OF TELEVISION BROADCASTING; II) THE TRANSMISSION OF THE WORLD CUP BY TDN IN 2010; AND III) TUTV, WHICH IS NO LONGER CONSOLIDATED. THIS WAS PARTIALLY OFFSET BY AN INCREASE IN THE COST OF CONTENT, MAINLY AS A RESULT OF THE LAUNCH OF “TIIN” AND MORE IN-HOUSE PRODUCTIONS.

PROGRAMMING EXPORTS

FOURTH-QUARTER SALES INCREASED 34.5% TO PS.1,358.8 MILLION COMPARED WITH PS.1,010.2 MILLION IN THE SAME PERIOD OF 2010. THE ROYALTY FROM UNIVISION INCREASED 36.7%.

FULL-YEAR SALES INCREASED 31.3% TO PS.4,038.7 MILLION COMPARED WITH PS.3,074.8 MILLION IN 2010. THE GROWTH WAS ATTRIBUTABLE TO AN INCREASE IN ROYALTIES FROM UNIVISION, FROM US$156.1 MILLION IN 2010 TO US$224.9 MILLION IN 2011. THIS REFLECTS THE ONGOING RATINGS SUCCESS OF UNIVISION, AND THE FAVORABLE IMPACT OF THE REVISED ROYALTY STRUCTURE. ADDITIONALLY, DURING THE SECOND-HALF OF THE YEAR, WE RECEIVED REVENUES FROM NETFLIX.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 35.1% TO PS.734.9 MILLION COMPARED WITH PS.543.9 MILLION IN THE SAME PERIOD OF 2010, AND THE MARGIN REACHED 54.1%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 40.7% TO PS.2,116.3 MILLION COMPARED WITH PS.1,503.6 MILLION IN 2010, AND THE MARGIN WAS 52.4%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER AMORTIZATIONS OF CO-PRODUCED AND EXPORTABLE PROGRAMMING, INCLUDING “LA FEA MÁS BELLA” AND “REBELDE”.

PUBLISHING

FOURTH-QUARTER SALES INCREASED 3.3% TO PS.975.4 MILLION COMPARED WITH PS.944.4 MILLION IN 2010. THESE RESULTS REFLECT MAINLY STRONGER CIRCULATION REVENUE ABROAD THAT WAS PARTIALLY OFFSET BY LOWER ADVERTISING REVENUES IN MEXICO AND ABROAD.

FULL-YEAR SALES DECREASED 1.2% TO PS.3,191.8 MILLION COMPARED WITH PS.3,229.6 MILLION IN 2010. THIS DECREASE REFLECTS MAINLY A DECREASE IN CIRCULATION AND ADVERTISING REVENUE IN MEXICO, WHICH WAS PARTIALLY OFFSET BY AN INCREASE IN ADVERTISING REVENUE ABROAD.

FOURTH-QUARTER OPERATING SEGMENT INCOME DECREASED 9.8% TO PS.159 MILLION COMPARED WITH PS.176.2 MILLION IN THE SAME PERIOD OF 2010, AND THE MARGIN WAS 16.3%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 6.4% TO PS.452.6 MILLION COMPARED WITH PS.425.3 MILLION IN 2010, AND THE MARGIN IMPROVED TO 14.2%. THIS INCREASE REFLECTS LOWER PAPER AND PRINTING COSTS AND OUR ONGOING STRICT CONTROL ON OPERATING EXPENSES.

SKY

FOURTH-QUARTER SALES INCREASED 11.2% TO PS.3,196.1 MILLION COMPARED WITH PS.2,874.7 MILLION IN THE SAME PERIOD OF 2010. DURING THE QUARTER, SKY ADDED A TOTAL OF 184 THOUSAND SUBSCRIBERS, MAINLY IN MEXICO.

FULL-YEAR SALES INCREASED 10.9% TO PS.12,479.2 MILLION COMPARED WITH PS.11,248.2 MILLION IN 2010. THE ANNUAL INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE BY MORE THAN 964 THOUSAND, EXPLAINED MAINLY BY THE CONTINUED SUCCESS OF SKY´S LOW-COST OFFERINGS. SKY’S ATTRACTIVE AND EXCLUSIVE CONTENT OFFERINGS INCLUDED SOME OF THE MOST IMPORTANT SOCCER TOURNAMENTS, SUCH AS THE “COPA DE ORO” AND “COPA AMÉRICA”. AS OF DECEMBER 31, 2011, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 4,008,374 (INCLUDING 157,646 COMMERCIAL SUBSCRIBERS), COMPARED WITH 3,044,028 (INCLUDING 149,899 COMMERCIAL SUBSCRIBERS) AS OF DECEMBER 31, 2010. SKY CLOSED THE YEAR WITH MORE THAN 159 THOUSAND SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 10.8% TO PS.1,410.9 MILLION COMPARED WITH PS.1,273.9 MILLION IN THE SAME PERIOD OF 2010, AND THE MARGIN WAS 44.1%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 14.1% TO PS.5,790.3 MILLION COMPARED WITH PS.5,074.5 MILLION IN 2010, AND THE MARGIN INCREASED TO 46.4%. THIS INCREASE REFLECTS HIGHER SALES AS WELL AS THE ABSENCE OF AMORTIZATION COSTS RELATED TO THE EXCLUSIVE TRANSMISSION OF CERTAIN 2010 SOCCER WORLD CUP MATCHES.

CABLE AND TELECOM

FOURTH-QUARTER SALES INCREASED 16% TO PS.3,678.1 MILLION COMPARED WITH PS.3,171.2 MILLION IN THE SAME PERIOD OF 2010 DRIVEN BY THE GROWTH IN ALL OF OUR CABLE PLATFORMS.

FULL-YEAR SALES INCREASED 15.4% TO PS.13,635.4 MILLION COMPARED WITH PS.11,814.2 MILLION IN 2010. THIS INCREASE WAS ATTRIBUTABLE MAINLY TO THE ADDITION OF MORE THAN 623 THOUSAND REVENUE GENERATING UNITS (RGUS) IN CABLEVISIÓN, CABLEMÁS, AND TVI DURING THE YEAR AS A RESULT OF THE SUCCESS OF OUR COMPETITIVE OFFERINGS. DURING THE YEAR, CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL NET SALES INCREASED 12.3%, 16.3%, 17.2% AND 19.6%, RESPECTIVELY.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE AND TELECOM SUBSIDIARIES AS OF DECEMBER 31, 2011:

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND TELEPHONY AS OF DECEMBER 31, 2011, AMOUNTED TO 727,235, 408,408 AND 251,340, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND TELEPHONY AS OF DECEMBER 31, 2011, AMOUNTED TO 1,085,173, 466,827 AND 266,160, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND TELEPHONY AS OF DECEMBER 31, 2011, AMOUNTED TO 370,411, 191,406 AND 132,360, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF DECEMBER 31, 2011, AMOUNTED TO 1,386,983, 1,818,160 AND 694,177, RESPECTIVELY.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 27.8% TO PS.1,398.1 MILLION COMPARED WITH PS.1,094 MILLION IN THE SAME PERIOD OF 2010, AND THE MARGIN INCREASED TO 38%. THE MARGINS WERE PARTICULARLY STRONG IN BESTEL. THIS INCREASE WAS DRIVEN BY LOWER INTERCONNECTION RATES AND A LARGER CUSTOMER BASE.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 22% TO PS.4,768.3 MILLION COMPARED WITH PS.3,907.2 MILLION IN 2010, AND THE MARGIN INCREASED TO 35%. THESE RESULTS REFLECT CONTINUED GROWTH IN THE CABLE PLATFORMS, AND STRONG MARGINS AT BESTEL. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY AN INCREASE IN ADVERTISING SPENDING DURING THE YEAR.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR CABLE AND TELECOM SUBSIDIARIES FOR 2011 AND 2010:

THE REVENUES FOR 2011 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.4,391.4 MILLION, PS.4,726.2 MILLION, PS.2,172.7 MILLION AND PS.2,727 MILLION, RESPECTIVELY, COMPARED WITH PS.3,910.2 MILLION, PS.4,065.2 MILLION, PS.1,854.5 MILLION AND PS.2,280.3 MILLION, RESPECTIVELY, IN 2010.

THE OPERATING SEGMENT INCOME FOR 2011 OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.1,697.2 MILLION, PS.1,806.1 MILLION, PS.926.2 MILLION AND PS.573.4 MILLION, RESPECTIVELY, COMPARED WITH PS.1,505.1 MILLION, PS.1,523.2 MILLION, PS.764.4 MILLION AND PS.318 MILLION, RESPECTIVELY, IN 2010.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS IN 2011 OF PS.381.9 MILLION IN REVENUES AND PS.234.6 MILLION IN OPERATING SEGMENT INCOME, COMPARED WITH PS.296 MILLION IN REVENUES AND PS.203.5 MILLION IN OPERATING SEGMENT INCOME IN 2010, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF CABLE AND TELECOM.

OTHER BUSINESSES

FOURTH-QUARTER SALES INCREASED 7.8% TO PS.1,125.5 MILLION COMPARED WITH PS.1,043.8 MILLION IN THE SAME PERIOD OF 2010 DRIVEN MAINLY BY OUR FEATURE-FILM DISTRIBUTION, TELEVISA INTERACTIVE MEDIA, AND RADIO BUSINESSES.

FULL-YEAR SALES INCREASED 8.2% TO PS.4,126.6 MILLION COMPARED WITH PS.3,812.3 MILLION IN 2010. BUSINESSES THAT PERFORMED WELL INCLUDE FEATURE-FILM DISTRIBUTION, SOCCER, AND GAMING. THE RESULTS OF GAMING WERE DRIVEN BY THE SUCCESS IN THE LAUNCH OF NEW GAMES. THE SOCCER BUSINESS BENEFITED FROM THE CONSOLIDATION OF THE TEAMS NECAXA AND SAN LUIS. FINALLY, THE FEATURE-FILM DISTRIBUTION BUSINESS DISTRIBUTED HITS SUCH AS “SALVANDO AL SOLDADO PÉREZ” AND “LA LEYENDA DE LA LLORONA”.

FOURTH-QUARTER OPERATING SEGMENT LOSS DECREASED 37.9% TO A LOSS OF  PS.66.5 MILLION COMPARED WITH A LOSS OF PS.107.1 MILLION IN THE SAME PERIOD OF 2010.

FULL-YEAR OPERATING SEGMENT LOSS DECREASED 35.5% TO PS.118.7 MILLION COMPARED WITH PS.184 MILLION IN 2010, REFLECTING OPERATING INCOME INSTEAD OF LOSSES IN OUR GAMING AND INTERNET BUSINESSES, AS WELL AS AN INCREASE IN THE OPERATING INCOME OF OUR RADIO BUSINESS.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR 2011 AND 2010 AMOUNTED TO PS.1.304.2 MILLION AND PS.1.218.6 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN 2011 AND 2010 AMOUNTED TO PS.653.2 MILLION AND PS.560.6 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

NON-OPERATING RESULTS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, INCREASED BY PS.72.8 MILLION, OR 12.8%, TO PS.640 MILLION FOR THE YEAR ENDED DECEMBER 31, 2011, COMPARED WITH PS.567.2 MILLION FOR THE YEAR ENDED DECEMBER 31, 2010. THE INCREASE REFLECTED PRIMARILY THE ABSENCE OF GAINS GENERATED IN 2010 BY THE DISPOSITION OF OUR EQUITY STAKES IN VOLARIS, A LOW-COST CARRIER AIRLINE, AND TUTV, A DISTRIBUTOR OF OUR SPANISH-SPEAKING PROGRAMMING PACKAGES IN THE UNITED STATES. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET PRIMARILY BY A REDUCTION OF FINANCIAL ADVISORY AND PROFESSIONAL SERVICES EXPENSES, A LOWER LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT, AND THE ABSENCE OF EXPENSES RELATED TO AN IMPAIRMENT ADJUSTMENT MADE TO THE CARRYING VALUE OF GOODWILL IN OUR PUBLISHING SEGMENT AND THE REFINANCING OF DEBT OF CABLEMÁS IN 2010.

OTHER EXPENSE, NET, IN THE YEAR ENDED DECEMBER 31, 2011 INCLUDED PRIMARILY FINANCIAL ADVISORY AND PROFESSIONAL SERVICES, LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT, AND DONATIONS.

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.1,114.1 MILLION, OR 36.8%, TO PS.4,142.7 MILLION FOR THE YEAR ENDED DECEMBER 31, 2011 FROM PS.3,028.6 MILLION FOR THE YEAR ENDED DECEMBER 31, 2010. THIS INCREASE REFLECTED PRIMARILY I) A PS.697.4 MILLION INCREASE IN INTEREST EXPENSE, DUE MAINLY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF LONG-TERM DEBT IN 2011; AND II) A PS.515.7 MILLION INCREASE IN FOREIGN UNHEDGED EXCHANGE LOSS RESULTING PRIMARILY FROM THE UNFAVORABLE EFFECT OF A 13.1% DEPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN 2011 ON OUR AVERAGE NET US DOLLAR LIABILITY POSITION COMPARED WITH A 5.5% APPRECIATION IN 2010 ON OUR AVERAGE NET US DOLLAR LIABILITY POSITION. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A PS.99 MILLION INCREASE IN INTEREST INCOME, WHICH IS EXPLAINED PRIMARILY BY OUR INVESTMENT IN DEBENTURES ISSUED BY BROADCASTING MEDIA PARTNERS, INC. (“BMP”) AND GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE CONTROLLING COMPANIES OF UNIVISION COMMUNICATIONS INC. (“UNIVISION”) AND GRUPO IUSACELL, S.A. DE C.V. (“IUSACELL”), RESPECTIVELY, IN 2011, WHICH EFFECT WAS PARTIALLY OFFSET BY A LOWER AVERAGE AMOUNT OF CASH AND CASH EQUIVALENTS IN 2011.

EQUITY IN LOSSES OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, INCREASED BY PS.237.5 MILLION TO PS.449.4 MILLION IN 2011 COMPARED WITH PS.211.9 MILLION IN 2010. THIS INCREASE REFLECTED MAINLY EQUITY IN LOSSES OF LA SEXTA, A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, AND BMP, THE CONTROLLING COMPANY OF UNIVISION, WHICH EFFECT WAS PARTIALLY OFFSET BY AN INCREASE IN EQUITY IN EARNINGS OF OCEN, A LIVE-ENTERTAINMENT VENTURE IN MEXICO.

INCOME TAXES

INCOME TAXES INCREASED BY PS.150.8 MILLION, OR 4.6%, TO PS.3,409.8 MILLION IN 2011 FROM PS.3,259  MILLION IN 2010. THIS INCREASE REFLECTED PRIMARILY A HIGHER EFFECTIVE INCOME TAX RATE.

NON-CONTROLLING INTEREST NET INCOME

NON-CONTROLLING INTEREST NET INCOME INCREASED BY PS.458 MILLION, OR 55%, TO PS.1,290.5 MILLION IN 2011, FROM PS.832.5 MILLION IN 2010. THIS INCREASE REFLECTED PRIMARILY A HIGHER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY NON-CONTROLLING EQUITY OWNERS IN OUR CABLE AND TELECOM AND SKY SEGMENTS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING 2011, WE INVESTED APPROXIMATELY US$791 MILLION IN PROPERTY, PLANT, AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$406.1 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$241.6 MILLION FOR OUR SKY SEGMENT, AND US$143.3 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING 2011 INCLUDED APPROXIMATELY US$132.8 MILLION FOR CABLEVISIÓN, US$142 MILLION FOR CABLEMÁS, US$65.4 MILLION FOR TVI, AND US$65.9 MILLION FOR BESTEL.

IN OCTOBER 2011, WE MADE A CASH PAYMENT IN THE AMOUNT OF US$450 MILLION (PS.6,056.8 MILLION) IN CONNECTION WITH OUR INVESTMENT IN DEBENTURES OF GSF, THE CONTROLLING COMPANY OF IUSACELL, IN THE AGGREGATE AMOUNT OF US$1,565 MILLION (PS.19,229.1 MILLION).

IN THE FOURTH QUARTER 2011, WE ENTERED INTO AGREEMENTS TO BUY FROM EXISTING STOCKHOLDERS AN ADDITIONAL 219,125 SHARES OF COMMON STOCK OF BMP IN THE AGGREGATE AMOUNT OF US$49.1 MILLION (PS.669.4 MILLION). AS A RESULT OF THIS ACQUISITION, WE INCREASED OUR EQUITY STAKE IN BMP FROM 5% TO 7.1%.

DEBT AND CAPITAL LEASE OBLIGATIONS

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.56,827 MILLION AND PS. 47,964.8 MILLION AS OF DECEMBER 31, 2011 AND 2010, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.1,170 MILLION AND PS. 1,469.1 MILLION, RESPECTIVELY.

ADDITIONALLY,  WE HAD CAPITAL LEASE OBLIGATIONS IN THE AMOUNT OF PS.583.7 MILLION AND PS.629.8 MILLION AS OF DECEMBER 31, 2011 AND 2010, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.381.9 MILLION  AND PS.280.1 MILLION, RESPECTIVELY.

AS OF DECEMBER 31, 2011, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.31,772.7 MILLION. CASH AND CASH EQUIVALENTS AND TEMPORARY INVESTMENTS AS OF DECEMBER 31, 2011 REACHED PS.21,698.5 MILLION, WHILE THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS, AS OF THE SAME DATE, AMOUNTED TO PS.3,355.8 MILLION.

SHARES OUTSTANDING

AS OF DECEMBER 31, 2011 AND 2010, OUR SHARES OUTSTANDING AMOUNTED TO 330,862.1 MILLION AND 325,023 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,827.9 MILLION AND 2,778 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF DECEMBER 31, 2011 AND 2010, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 565.6 MILLION AND 555.6 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEARS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2010, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEAR ENDED DECEMBER 31, 2011.

IN THE FIRST QUARTER OF 2009, THE MEXICAN BANK AND SECURITIES COMMISSION (“COMISIÓN NACIONAL BANCARIA Y DE VALORES”) ISSUED REGULATIONS FOR LISTED COMPANIES IN MEXICO REQUIRING THE ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) TO REPORT COMPARATIVE FINANCIAL INFORMATION FOR PERIODS BEGINNING NO LATER THAN JANUARY 1, 2012. IN 2010, THE GROUP IMPLEMENTED A PLAN TO COMPLY WITH THESE REGULATIONS AND START REPORTING ITS CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH IFRS FOR PERIODS BEGINNING IN 2012 (SEE NOTE 16).

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31 CONSISTED OF:

	2011		2010
BUILDINGS	Ps.	9,603,313	Ps.	9,466,384
BUILDING IMPROVEMENTS		1,690,594		1,698,781
TECHNICAL EQUIPMENT		52,324,547		45,520,020
SATELLITE TRANSPONDERS		3,593,873		3,593,873
FURNITURE AND FIXTURES		887,842		826,076
TRANSPORTATION EQUIPMENT		2,165,540		2,525,029
COMPUTER EQUIPMENT		4,430,997		3,671,449
LEASEHOLD IMPROVEMENTS		1,342,959		1,303,689
		76,039,665		68,605,301
ACCUMULATED DEPRECIATION		(42,379,528)		(36,900,013)
		33,660,137		31,705,288
LAND		4,222,114		4,085,914
CONSTRUCTION AND PROJECTS IN PROGRESS		3,616,716		2,860,645
	Ps.	41,498,967	Ps.	38,651,847

DEPRECIATION CHARGED TO INCOME FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010 WAS PS.6,500,739 AND PS.5,697,642, RESPECTIVELY.
3.         LONG-TERM DEBT SECURITIES:

AS OF DECEMBER 31, THE GROUP'S CONSOLIDATED SHORT-TERM AND LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2011				2010
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.0% SENIOR NOTES DUE 2011 (A)	U.S.$	-	Ps.	-	U.S.$	71,951	Ps.	889,142
6.0% SENIOR NOTES DUE 2018 (A)		500,000		6,989,250		500,000		6,178,800
6.625% SENIOR NOTES DUE 2025 (A)		600,000		8,387,100		600,000		7,414,560
8.5% SENIOR NOTES DUE 2032 (A)		300,000		4,193,550		300,000		3,707,280
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,500,000
6.625% SENIOR NOTES DUE 2040 (A) 7.38% NOTES DUE 2020 (B)		600,000 -		8,387,100 10,000,000		600,000 -		7,414,560 10,000,000
	U.S.$	2,000,000	Ps.	42,457,000	U.S.$	2,071,951	Ps.	40,104,342

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.31%, 6.97%, 8.94%, 8.93% AND 6.97% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDEEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037 AND 2040, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. IN SEPTEMBER 2011, THE COMPANY PAID AT ITS MATURITY THE REMAINING AMOUNT OF ITS 8.00% SENIOR NOTES DUE 2011 FOR A PRINCIPAL AMOUNT OF U.S.$72 MILLION (PS.898,776).

(B)
IN OCTOBER 2010, THE COMPANY ISSUED 7.38% NOTES (“CERTIFICADOS BURSÁTILES”) DUE 2020 THROUGH THE MEXICAN STOCK EXCHANGE (“BOLSA MEXICANA DE VALORES”) IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000,000. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE NOTES, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES APPOINTED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

4.        CONTINGENCIES:

IN DECEMBER 2010, THE COMPANY AND UNIVISION COMMUNICATIONS INC. (“UNIVISION”) ANNOUNCED THE COMPLETION OF CERTAIN AGREEMENTS AMONG RELATED PARTIES BY WHICH, AMONG OTHER TRANSACTIONS, THE GROUP MADE AN INVESTMENT IN BROADCASTING MEDIA PARTNERS, INC. (“BMP”), THE CONTROLLING COMPANY OF UNIVISION, AND THE PROGRAM LICENSE AGREEMENT (“PLA”) BETWEEN TELEVISA AND UNIVISION WAS AMENDED AND EXTENDED THROUGH THE LATER OF 2025 OR SEVEN AND ONE-HALF YEARS AFTER TELEVISA HAS SOLD TWO-THIRDS OF ITS INITIAL INVESTMENT IN BMP. IN CONNECTION WITH THESE AGREEMENTS, A COUNTERCLAIM FILED BY UNIVISION IN OCTOBER 2006, WHEREBY IT SOUGHT A JUDICIAL DECLARATION THAT ON OR AFTER DECEMBER 19, 2006, PURSUANT TO THE PLA, TELEVISA MAY NOT TRANSMIT OR PERMIT OTHERS TO TRANSMIT ANY TELEVISION PROGRAMMING INTO THE UNITED STATES BY MEANS OF THE INTERNET, WAS DISMISSED.

THERE ARE VARIOUS OTHER LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE COMPANY, WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS ARE EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5.        STOCKHOLDERS' EQUITY:

THE COMPANY’S CAPITAL STOCK AS OF DECEMBER 31 IS ANALYZED AS FOLLOWS:

	2011		2010
NOMINAL	Ps.	2,525,818	Ps.	2,368,792
CUMULATIVE INFLATION ADJUSTMENT (A)		7,713,067		7,651,067
TOTAL CAPITAL STOCK	Ps.	10,238,885	Ps.	10,019,859

            (A) THE COMPANY DISCONTINUED RECOGNIZING THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION ON JANUARY 1, 2008, IN ACCORDANCE WITH MEXICAN FRS.

            ON APRIL 29, 2011, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.1,036,664, WHICH CONSISTED OF PS.0.35 PER CPO AND PS.0.00299145299 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2011 IN THE AGGREGATE AMOUNT OF PS.1,023,012; (II) THE MERGER OF CABLEMÁS INTO THE COMPANY ON APRIL 29, 2011, FOR WHICH REGULATORY APPROVALS WERE OBTAINED IN FEBRUARY AND JUNE 2011; (III) AN INCREASE IN THE CAPITAL STOCK OF THE COMPANY, WHICH CONSISTED OF 2,901,600,000 SHARES IN THE FORM OF 24,800,000 CPOS, IN CONNECTION WITH THE MERGER OF CABLEMÁS INTO THE COMPANY, BY WHICH THE COMPANY INCREASED ITS INTEREST IN THE CABLEMÁS BUSINESS FROM 90.8% TO 100%; AND (IV) AN ADDITIONAL ISSUANCE OF 17,550,000,000 SHARES OF THE CAPITAL STOCK OF THE COMPANY IN THE FORM OF 150,000,000 CPOS, SUBJECT TO THE PREEMPTIVE RIGHTS OF EXISTING STOCKHOLDERS, WHICH WAS PRIMARILY PAID IN CASH BY THE SPECIAL PURPOSE TRUST OF THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN IN THE FOURTH QUARTER OF 2011 (SEE NOTE 13).

          IN AUGUST 2011, 118,755 SHARES OF THE CAPITAL STOCK OF THE COMPANY, IN THE FORM OF 1,015 CPOS, WERE SUBSCRIBED AND PAID BY EXISTING STOCKHOLDERS UNDER PREEMPTIVE RIGHTS IN THE AMOUNT OF PS.71. ALSO, IN OCTOBER 2011, 17,549,881,245 SHARES OF THE CAPITAL STOCK OF THE COMPANY, IN THE FORM OF 149,998,985 CPOS, WERE SUBSCRIBED AND PAID BY THE SPECIAL PURPOSE TRUST OF THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN IN THE AMOUNT OF PS.10,499,929.

AS OF DECEMBER 31, 2011, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	124,249,076,425	11,639,539,835	112,609,536,590
SERIES “B” SHARES	59,840,975,176	7,650,111,529	52,190,863,647
SERIES “D” SHARES	91,451,686,865	8,420,825,649	83,030,861,216
SERIES “L” SHARES	91,451,686,865	8,420,825,649	83,030,861,216
	366,993,425,331	36,131,302,662	330,862,122,669

     AS OF DECEMBER 31, 2011, THE COMPANY’S SHARES REPURCHASED BY THE COMPANY, AND THE COMPANY’S SHARES HELD BY SPECIAL TRUSTS IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN, ARE PRESENTED AS A CHARGE TO THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY,  AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	4,563,538,200	-	4,563,538,200	Ps.	1,991,713

HELD BY A COMPANY’S TRUST (2)	23,586,078,789	7,981,685,673	31,567,764,462		13,037,629

ADVANCES FOR ACQUISITION OF SHARES (3)	-	-	-		942,368
	28,149,616,989	7,981,685,673	36,131,302,662	Ps.	15,971,710

(1)	DURING THE YEAR ENDED DECEMBER 31, 2011, THE COMPANY REPURCHASED 23,400,000 SHARES IN THE FORM OF 200,000 CPOS, IN THE AGGREGATE AMOUNT OF PS.12,623.
(2)
IN OCTOBER 2010, THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN WERE CONSOLIDATED UNDER A SINGLE SPECIAL PURPOSE TRUST. DURING THE FIRST HALF OF 2011, THE COMPANY RELEASED 320,443,695 SHARES IN THE FORM OF 2,738,835 CPOS, IN THE AMOUNT OF PS.35,974, IN CONNECTION WITH THE STOCK PURCHASE PLAN. IN JANUARY 2011, THE COMPANY RELEASED 232,743,888 SHARES, IN THE FORM OF 1,989,264 CPOS, IN THE AMOUNT OF PS.19,097, IN CONNECTION WITH THE LONG-TERM RETENTION PLAN. ALSO, IN APRIL 2011, THE COMPANY RELEASED 2,418,188,526 SHARES, IN THE FORM OF 20,668,278 CPOS AND 386,100,000 SHARES, NOT IN THE FORM OF CPOS, IN THE AMOUNT OF PS.640,303 AND PS.102,234, RESPECTIVELY, IN CONNECTION WITH THE LONG-TERM RETENTION PLAN. IN ADDITION, DURING THE YEAR ENDED DECEMBER 31 2011, THIS TRUST ACQUIRED 400,725,000 SHARES OF THE COMPANY, IN THE FORM OF 3,425,000 CPOS, IN THE AMOUNT OF PS.184,757 AND SUBSCRIBED AND PAID FOR 17,549,881,245 SHARES OF THE COMPANY, IN THE FORM OF 149,998,985 CPOS, IN THE AMOUNT OF PS.10,499,929.

(3)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN THE STOCKHOLDERS’ EQUITY ATTRIBUTABLE TO THE CONTROLLING INTEREST A SHARE-BASED COMPENSATION EXPENSE OF PS.649,325 FOR THE YEAR ENDED DECEMBER 31, 2011, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.        RESERVE FOR REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES WAS OUTSTANDING AS OF DECEMBER 31, 2011.

 IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.        INTEGRAL RESULT OF FINANCING:

INTEGRAL RESULT OF FINANCING FOR THE YEARS ENDED DECEMBER 31 CONSISTED OF:

	2011		2010
INTEREST EXPENSE (1)	Ps.	4,312,764	Ps.	3,615,276
INTEREST INCOME		(1,146,517)		(1,047,505)
FOREIGN EXCHANGE LOSS, NET (2)		976,502		460,874
	Ps.	4,142,749	Ps.	3,028,645

(1)	INTEREST EXPENSE INCLUDES IN 2011 AND 2010 A NET LOSS FROM RELATED DERIVATIVE CONTRACTS OF PS.133,336 AND PS.255,420, RESPECTIVELY.
(2)	FOREIGN EXCHANGE LOSS, NET, INCLUDES IN 2011 AND 2010 A NET LOSS FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.262,874 AND PS.516,381, RESPECTIVELY.

8.        DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF DECEMBER 31 WAS DERIVED FROM:

	2011		2010
ASSETS:
ACCRUED LIABILITIES	Ps.	1,411,479	Ps.	1,369,786
GOODWILL		1,483,467		1,468,497
TAX LOSS CARRYFORWARDS		747,372		944,406
ALLOWANCE FOR DOUBTFUL ACCOUNTS		570,319		456,326
CUSTOMER ADVANCES		2,054,736		834,743
OTHER ITEMS		549,827		542,337
		6,817,200		5,616,095
LIABILITIES:
INVENTORIES		(402,327)		(400,173)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,103,543)		(1,389,794)
OTHER ITEMS		(1,827,523)		(1,503,034)
TAX LOSSES OF SUBSIDIARIES, NET		(188,246)		(49,911)
		(3,521,639)		(3,342,912)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		3,295,561		2,273,183
DEFERRED TAX OF FOREIGN SUBSIDIARIES		462,865		640,184
ASSETS TAX		1,088,485		1,444,041
VALUATION ALLOWANCE		(4,288,889)		(4,837,579)
FLAT RATE BUSINESS TAX		(335,375)		28,735
DIVIDENDS DISTRIBUTED AMONG GROUP’S ENTITIES		(278,557)		(413,454)
DEFERRED TAX LIABILITY	Ps.	(55,910)	Ps.	(864,890)

TAX LIABILITY CURRENT PORTION	Ps.	(167,724)	Ps.	(183,093)
TAX LIABILITY LONG-TERM		111,814		(681,797)
	Ps.	(55,910)	Ps.	(864,890)

9.        DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010.

10.        QUARTERLY NET RESULTS:

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2011 ARE AS FOLLOWS:
QUARTER	ACCUMULATED	QUARTER
1st / 11	Ps. 870,713	Ps. 870,713
2nd / 11	2,674,360	1,803,647
3rd / 11	4,719,508	2,045,148
4th / 11	6,889,641	2,170,133

11. INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
2011:
TELEVISION BROADCASTING	Ps.	22,829,245	Ps.	603,563	Ps.	22,225,682	Ps.	10,524,281
PAY TELEVISION NETWORKS		3,584,850		316,786		3,268,064		1,803,862
PROGRAMMING EXPORTS		4,038,701		4,484		4,034,217		2,116,261
PUBLISHING		3,191,788		67,865		3,123,923		452,565
SKY		12,479,158		39,665		12,439,493		5,790,263
CABLE AND TELECOM		13,635,354		44,542		13,590,812		4,768,256
OTHER BUSINESSES		4,126,641		227,291		3,899,350		(118,552)
SEGMENTS TOTALS		63,885,737		1,304,196		62,581,541		25,336,936
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(1,304,196)		(1,304,196)		-		(1,085,162)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(7,429,728)
CONSOLIDATED TOTAL	Ps.	62,581,541	Ps.	-	Ps.	62,581,541	Ps.	16,822,046	(1)

2010:
TELEVISION BROADCASTING	Ps.	22,750,082	Ps.	396,300	Ps.	22,353,782	Ps.	10,714,296
PAY TELEVISION NETWORKS		3,146,172		504,360		2,641,812		1,622,022
PROGRAMMING EXPORTS		3,074,766		6,639		3,068,127		1,503,640
PUBLISHING		3,229,588		66,795		3,162,793		425,296
SKY		11,248,160		50,116		11,198,044		5,074,517
CABLE AND TELECOM		11,814,196		61,654		11,752,542		3,907,172
OTHER BUSINESSES		3,812,476		132,748		3,679,728		(184,038)
SEGMENT TOTALS		59,075,440		1,218,612		57,856,828		23,062,905
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(1,218,612)		(1,218,612)		-		(900,971)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(6,579,325)
CONSOLIDATED TOTAL	Ps.	57,856,828	Ps.	-	Ps.	57,856,828	Ps.	15,582,609	(1)

(1)	CONSOLIDATED TOTALS REPRESENT CONSOLIDATED OPERATING INCOME.

12.       INVESTMENTS:

      IN APRIL 2011, THE COMPANY MADE, THROUGH A WHOLLY-OWNED SUBSIDIARY,  AN INVESTMENT OF (I) U.S.$37.5 MILLION (PS.442,001) IN EQUITY, REPRESENTING 1.093875% OF THE OUTSTANDING SHARES OF GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE CONTROLLING COMPANY OF GRUPO IUSACELL, S.A. DE C.V. (“IUSACELL”), A PROVIDER OF TELECOMMUNICATIONS SERVICES, PRIMARILY ENGAGED IN PROVIDING MOBILE SERVICES THROUGHOUT MEXICO; AND (II) U.S.$1,565 MILLION (PS.19,229,056) IN UNSECURED  DEBENTURES ISSUED BY GSF THAT ARE MANDATORILY CONVERTIBLE INTO SHARES OF STOCK OF GSF, SUBJECT TO REGULATORY APPROVAL AND OTHER CUSTOMARY CLOSING CONDITIONS. UPON CONVERSION OF THE DEBENTURES, THE EQUITY PARTICIPATION OF THE COMPANY IN GSF AND IUSACELL WILL BE 50%. IN ADDITION, THE COMPANY AGREED TO MAKE AN ADDITIONAL PAYMENT OF U.S.$400 MILLION TO GSF IF CUMULATIVE EBITDA, AS DEFINED, REACHES U.S.$3,472 MILLION AT ANY TIME BETWEEN 2011 AND 2015. UNDER THE TERMS OF THE TRANSACTION, THE COMPANY AND THE OTHER OWNER OF GSF WILL HAVE EQUAL CORPORATE GOVERNANCE RIGHTS. IN CONNECTION WITH THIS INVESTMENT, THE GROUP MADE CASH PAYMENTS DURING THE SECOND AND THIRD QUARTERS OF 2011 IN THE AGGREGATE AMOUNT OF U.S.$1,152.5 MILLION (PS.13,614,282) AND, IN OCTOBER 2011, IN THE AMOUNT OF U.S.$450 MILLION (PS.6,056,775).

13.       OTHER STOCKHOLDERS TRANSACTIONS:

         IN FEBRUARY 2010, MARCH 2011 AND AUGUST 2011, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF PS.500,000, PS.1,250,000 AND PS.600,000, RESPECTIVELY, OF WHICH PS.206,667, PS.516,667 AND PS.248,000, RESPECTIVELY,  WERE PAID TO ITS NON-CONTROLLING EQUITY OWNERS.

          IN MARCH 2011, THE STOCKHOLDERS OF A MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, EMPRESAS CABLEVISIÓN, S.A.B. DE C.V., APPROVED A CAPITAL CONTRIBUTION TO INCREASE THE CAPITAL STOCK OF THIS COMPANY IN THE AMOUNT OF PS.3,000,000, OF WHICH PS.1,469,165 WAS CONTRIBUTED BY THE NON-CONTROLLING INTEREST.

          ON APRIL 1, 2011, THE COMPANY ANNOUNCED AN AGREEMENT WITH THE NON-CONTROLLING STOCKHOLDERS OF CABLEMÁS TO ACQUIRE A 41.7% EQUITY INTEREST IN THIS ENTITY. IN CONNECTION WITH THIS AGREEMENT, (I) THE STOCKHOLDERS OF CABLEMÁS APPROVED ON MARCH 31, 2011 A CAPITAL INCREASE IN CABLEMÁS, BY WHICH A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY INCREASED ITS EQUITY INTEREST IN CABLEMÁS FROM 58.3% TO 90.8%; (II) THE COMPANY’S STOCKHOLDERS APPROVED THE MERGER OF CABLEMÁS INTO THE COMPANY ON APRIL 29, 2011, BY WHICH THE COMPANY INCREASED ITS INTEREST IN THE CABLEMÁS BUSINESS FROM 90.8% TO 100%; AND (III) A FINAL REGULATORY APPROVAL WAS OBTAINED BY THE COMPANY IN JUNE 2011. THIS TRANSACTION HAD A TOTAL VALUE OF APPROXIMATELY PS.4,700 MILLION, INCLUDING THE MERGER OF CABLEMÁS INTO THE COMPANY (SEE NOTE 5).

14.      FINANCING TRANSACTIONS:

          IN APRIL AND OCTOBER 2010, THE COMPANY REPAID AT ITS MATURITY A PORTION OF A BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.1,000,000.

          IN OCTOBER 2010, THE COMPANY ISSUED PS.10,000,000 AGGREGATE PRINCIPAL AMOUNT OF 7.38% NOTES DUE 2020, THROUGH THE MEXICAN STOCK EXCHANGE (SEE NOTE 3).

          IN NOVEMBER 2010, CABLEMÁS, A MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, PREPAID ALL OF ITS OUTSTANDING LOAN FACILITY FOR AN AGGREGATE AMOUNT OF U.S.$50 MILLION (PS.622,118), INCLUDING ACCRUED INTEREST (SEE NOTE 3).

          IN MARCH 2011, EMPRESAS CABLEVISIÓN, S.A.B. DE C.V. PREPAID ALL OF ITS OUTSTANDING LOAN FACILITY IN THE PRINCIPAL AMOUNT OF U.S.$225 MILLION, AND RECEIVED A CASH AMOUNT OF U.S.$7.6 MILLION FOR THE LIQUIDATION OF A DERIVATIVE CONTRACT RELATED TO THIS LOAN.

          IN MARCH 2011, THE COMPANY ENTERED INTO LONG-TERM CREDIT AGREEMENTS WITH FOUR MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF  PS.8,600,000, WITH AN ANNUAL INTEREST RATE BETWEEN  8.09% AND 9.4%, PAYABLE ON A MONTHLY BASIS, AND PRINCIPAL MATURITIES BETWEEN 2016 AND 2021. THE PROCEEDS OF THESE LOANS HAVE BEEN USED FOR GENERAL CORPORATE PURPOSES. UNDER THE TERMS OF THESE LOAN AGREEMENTS, THE COMPANY IS REQUIRED TO (A) MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) COMPLY WITH THE RESTRICTIVE COVENANT ON SPIN-OFFS, MERGERS AND SIMILAR TRANSACTIONS.

15.      OTHER TRANSACTIONS:

         IN CONNECTION WITH A 15-YEAR SERVICE AGREEMENT FOR 24 TRANSPONDERS ON INTELSAT’S SATELLITE IS-16 AMONG SKY, SKY BRASIL SERVICOS LTDA., INTELSAT AND AN AFFILIATE, THE GROUP RECORDED IN 2010 A ONE-TIME FIXED FEE IN THE AGGREGATE AMOUNT OF U.S.$138.6 MILLION (PS.1,697,711), OF WHICH U.S.$27.7 MILLION AND U.S.$110.9 MILLION WERE PAID IN THE FIRST QUARTER OF 2010 AND 2011, RESPECTIVELY.

        IN MARCH 2010, SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE, WHICH WILL BE MAINLY USED FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEAR SERVICE LIFE. IS-21 INTENDS TO REPLACE INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND IS CURRENTLY EXPECTED TO START SERVICE IN THE THIRD QUARTER OF 2012. THE LEASE AGREEMENT FOR 24 TRANSPONDERS ON IS-21 CONTEMPLATES A MONTHLY PAYMENT OF U.S.$3.0 MILLION TO BE PAID BY SKY BEGINNING IN SEPTEMBER 2012.

16.   INITIAL REPORTING OF FINANCIAL INFORMATION IN ACCORDANCE WITH IFRS

        THROUGH DECEMBER 31, 2011, THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS WERE PRESENTED IN ACCORDANCE WITH MEXICAN FRS, WHICH DIFFERS IN CERTAIN RESPECTS FROM IFRS, WHICH ARE THE STANDARDS TO BE USED BY THE GROUP FOR FINANCIAL REPORTING PURPOSES BEGINNING IN THE FIRST QUARTER OF 2012 (SEE NOTE 1).

        THE PRINCIPAL DIFFERENCES BETWEEN MEXICAN FRS AND IFRS ARE PRESENTED BELOW, AS THEY RELATE TO THE GROUP’S INITIAL ADOPTION OF IFRS FOR FINANCIAL REPORTING PURPOSES AND THE EXPLANATION OF THE ADJUSTMENTS THAT AFFECT THE GROUP’S CONSOLIDATED STOCKHOLDERS’ EQUITY AS OF DECEMBER 31, 2011. THESE DIFFERENCES AND ADJUSTMENTS HAVE BEEN PREPARED BY THE GROUP’S MANAGEMENT IN CONFORMITY WITH IFRS ISSUED AND PUBLISHED BY THE IASB TO DATE, AND ARE BASED ON EXEMPTIONS AND EXCEPTIONS ALLOWED BY IFRS 1, FIRST-TIME ADOPTION OF IFRS. ALSO, THESE DIFFERENCES AND ADJUSTMENTS ARE SUBJECT TO A CONTINUED EVALUATION BY THE GROUP’S MANAGEMENT AS TO THE POSSIBLE EARLY, AND/OR RETROSPECTIVE, APPLICATION OF NEW STANDARDS OR INTERPRETATIONS ISSUED BY THE IASB.

RECONCILIATION OF CONSOLIDATED STOCKHOLDERS’ EQUITY

	AS OF DECEMBER 31, 2011
CONSOLIDATED STOCKHOLDERS’ EQUITY UNDER MEXICAN FRS	PS.	58,856,485
RECOGNITION OF FAIR VALUE IN REAL ESTATE PROPERTY (A)		(578,184)
ELIMINATION OF INFLATION EFFECTS RECOGNIZED IN INTANGIBLE ASSETS AND DEFERRED CHARGES (B)		(363,521)
ADJUSTMENTS TO RETIREMENT BENEFITS (C)		629,901
COMPUTATION OF DEFERRED INCOME TAX EFFECTS (D)		235,782
ELIMINATION OF INFLATION EFFECTS RECOGNIZED IN FOREIGN ENTITIES (E)		(86,909)
ADJUSTMENTS TO EQUITY INVESTEES		113

OTHER ADJUSTMENTS, NET		(65,923)
TOTAL IFRS TRANSITION ADJUSTMENTS		(228,741)
CONSOLIDATED STOCKHOLDERS’ EQUITY UNDER IFRS	PS.	58,627,744

(A) IN ACCORDANCE WITH THE PROVISIONS OF IAS 16, PROPERTY, PLANT AND EQUIPMENT, AND THE EXEMPTION ALLOWED BY IFRS 1, FIRST-TIME ADOPTION OF IFRS, THE GROUP RECOGNIZED AS DEEMED COST THE FAIR VALUE OF CERTAIN REAL ESTATE PROPERTY AT JANUARY 1, 2011, THE TRANSITION DATE, AS PROVIDED BY INDEPENDENT APPRAISALS. ACCORDINGLY, THE AGGREGATE AMOUNT OF PS. 578,184 REFLECTS THE TOTAL ADJUSTMENTS MADE TO THE CARRYING VALUE OF SELECTED LAND AND BUILDINGS OWNED BY THE GROUP AS OF DECEMBER 31, 2011, TO RECOGNIZE THEIR FAIR VALUE AT THE TRANSITION DATE.

(B) THE EFFECTS OF INFLATION RECOGNIZED BY THE GROUP IN INTANGIBLE ASSETS BETWEEN 1998 (THE FIRST YEAR OF TRANSITION FROM HYPERINFLATION TO INFLATION UNDER IFRS IN THE MEXICAN ECONOMY) AND 2007 (THE LAST YEAR THAT EFFECTS OF INFLATION WERE RECOGNIZED IN THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS UNDER MEXICAN FRS) AMOUNTED TO AN AGGREGATE OF PS.363,521  AT DECEMBER 31, 2011. THIS ADJUSTMENT WAS MADE TO CONCESSIONS AND LICENSES, TRADEMARKS, TRANSMISSION RIGHTS AND PROGRAMMING, SUBSCRIBERS LISTS AND OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (OTHER THAN GOODWILL).

(C) THE ADJUSTMENTS TO RETIREMENT AND TERMINATION BENEFITS AMOUNTED TO PS.629,901 AS OF DECEMBER 31, 2011. THESE ADJUSTMENTS TO NON-CURRENT EMPLOYEE BENEFITS WERE MADE IN ACCORDANCE WITH THE PROVISIONS OF IAS 19, EMPLOYEE BENEFITS, AND IFRS 1, FIRST-TIME ADOPTION OF IFRS, AND CONSIST OF THE RECLASSIFICATION TO OTHER ACCUMULATED COMPREHENSIVE INCOME OR LOSS IN CONSOLIDATED STOCKHOLDERS’ EQUITY OF THE OUTSTANDING BALANCE OF NET ACTUARIAL GAIN AND THE UNRECOGNIZED PRIOR SERVICE COST FOR TRANSITION LIABILITY UNDER MEXICAN FRS, AND THE WRITE-OFF OF SEVERANCE INDEMNITIES TO EMPLOYEES ACCRUED UNDER MEXICAN FRS.

(D) THE DEFERRED INCOME TAXES RELATED TO THOSE TEMPORARY DIFFERENCES ARISING FROM IFRS ADJUSTMENTS MADE BY THE GROUP AS OF DECEMBER 31, 2011 AMOUNTED TO PS.235,782, AND ARE PRIMARILY RELATED TO PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS, BENEFITS TO EMPLOYEES AND AVAILABLE-FOR-SALE FINANCIAL ASSETS.

(E) THE EFFECTS OF INFLATION RECOGNIZED BY THE GROUP AS ADJUSTMENTS TO NON-MONETARY ITEMS IN FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES AND ASSOCIATES UNDER MEXICAN FRS, PRIMARILY BETWEEN 1998 AND 2007, AMOUNTED TO PS.86,909  AS OF DECEMBER 31, 2011.

THE GROUP’S CONSOLIDATED ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY WERE  FIRST ADJUSTED AT JANUARY 1, 2011, THE TRANSITION DATE, FOR THE  IFRS DIFFERENCES REFERRED TO ABOVE, AND THE ADJUSTED AMOUNTS BECAME THE IFRS ACCOUNTING BASIS BEGINNING JANUARY 1, 2011 AND FOR SUBSEQUENT PERIODS.  ALSO, ADDITIONAL IFRS DIFFERENCES AND ADJUSTMENTS WERE IDENTIFIED IN CONNECTION WITH THE RECOGNITION AND MEASUREMENT OF THE GROUP’S AVAILABLE-FOR-SALE FINANCIAL ASSETS AS OF DECEMBER 31, 2011. THESE IFRS ADJUSTMENTS ARE RELATED TO THE RECOGNITION AND MEASUREMENT AT FAIR VALUE OF AN EMBEDDED DERIVATIVE IN A HOST CONTRACT, WHICH WAS NOT SEPARATED UNDER MEXICAN FRS, AND THE RECOGNITION AND MEASUREMENT AT FAIR VALUE OF A FINANCIAL ASSET, WHICH WAS ACCOUNTED FOR AT COST AS OTHER PERMANENT INVESTMENT UNDER MEXICAN FRS.

THE AFOREMENTIONED IFRS DIFFERENCES WILL BE REFLECTED IN THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS AND EXPLANATORY NOTES TO BE PRESENTED AND DISCLOSED FOR REPORTING PERIODS BEGINNING WITH THE FIRST QUARTER OF 2012.

------------

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES

CONSOLIDATED
Final Printing

			NUMBER	%
COMPANY NAME		MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	ALEKTIS CONSULTORES, S DE RL. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1	100
2	CABLESTAR, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	57,195,341	30.80
3	CABLE Y COMUNICACIÓN DE CAMPECHE, S.A. DE C.V.	TELECOM COMPANY	11,321	98.24
4	CABLE Y COMUNICACIÓN DE MORELIA, S.A. DE C.V.	TELECOM COMPANY	66,770	100.00
5	CABLEMAS TELECOMUNICACIONES, S.A. DE C.V.	TELECOM COMPANY	718,404,028	92.63
6	CCC TECNO EQUIPOS, S.A. DE C.V.	LEASING COMPANY	4,374	98.24
7	CM EQUIPOS Y SOPORTE, S.A. DE C.V.	LEASING COMPANY	405,331,351	92.63
8	CORPORATIVO VASCO DE QUIROGA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	262,182,535	99.96
9	CONSORCIO NEKEAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	43,040,851	99.77
10	CONSTRUCTORA CABLEMAS, S.A. DE C.V.	SERVICES COMPANY	3,289,999	100.00
11	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,080,182	90.25
12	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,347,922	100.00
13	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,474,969	99.52
14	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	564,225	91.18
15	GRUPO DISTRIBUIDORAS INTERMEX, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	670,303	100.00
16	GRUPO LEGARIS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	82,358	91.17
17	GRUPO TELESISTEMA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	30,952,303	100.00
18	INMOBILIARIA CABLEMAS, S.A. DE C.V.	REAL ESTATE COMPANY	1,092,075	100.00
19	KAPA CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,959,228	100.00
20	KASITUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	42,405	100.00
21	MULTIMEDIA TELECOM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	3,031,390	48.90
22	MULTIMEDIA CTI, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	100.00
23	PROFESIONALES EN VENTAS S.A. DE C.V.	SERVICES COMPANY	49	98.00
24	PROMO-INDUSTRIAS METROPOLITANAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	10,368,038	100.00
25	SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	SERVICES COMPANY	1,341	93.00
26	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF RADIO PROGRAMMING	76,070,313	50.00
27	SOMOS TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,696,115	100.00
28	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
29	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,478,622	100.00
30	TELESISTEMA MEXICANO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	497	99.40
31	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	1,677,000	95.72
32	TELEVISA ENTRETENIMIENTO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,028,260	100.00
33	TV TRANSMISIONES DE CHIHUAHUA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	661,004	100.00
34	VILLACEZAN, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	221,029	100.00

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES

CONSOLIDATED
Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
COMPANY NAME		MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	34,151,934	33.00	141,932	49,666
2	BROADCASTING MEDIA PARTNERS, INC	PROMOTION AND DEVELOPMENT OF COMPANIES	745,461	7.06	2,276,842	2,443,103
3	CENTROS DE CONOCIMIENTO TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	19,653
4	COMUNICABLE, S.A. DE C.V.	CABLE TV TRANSMISSION	1	50.00	16,918	25,128
5	COMUNICABLE DE VALLE HERMOSO, S.A. DE C.V.	CABLE TV TRANSMISSION	1	50.00	4,019	2,945
6	CORPORATIVO TD SPORTS, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	47,839	49.00	47,839	35,195
7	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION OF ANIMATED CARTOONS	1,735,560	49.00	4,384	840
8	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	9,045
9	ENDEMOL LATINO, N.A., LLC.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1	49.00	6,335	6,849
10	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	1,031
11	GESTORA DE INVERSIONES AUDIOVISUALES LA SEXTA, S.A.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	12,203,927	40.77	4,212,390	130,203
12	GRUPO TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I.	TELECOM	54,666,667	33.33	427,000	-
13	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	810,273
14	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	4,124,986	15.00	412	5,941
15	T&V S.A.S.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1,849	50.00	312	312
	TOTAL INVESTMENT IN ASSOCIATES				8,288,489	3,540,184
	OTHER PERMANENT INVESTMENTS					39,867,606
	TOTAL				8,288,489	43,407,790

OBSERVATIONS:

THE INDICATED PERCENTAGE REPRESENTS THE DIRECT SHARE OF GRUPO TELEVISA, S.A.B. IN EACH COMPANY.

OTHER PERMANENT INVESTMENTS AMOUNT PRINCIPALLY INCLUDES FINANCIAL INSTRUMENTS.

CREDITS BREAKDOWN
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
	WITH FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
					YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74	0	0	0	0	0	2,100,000
INBURSA, S.A.	NA	10/22/2004	4/23/2012	10.35	0	1,000,000	0	0	0	0
SANTANDER	NA	4/21/2006	4/21/2016	TIIE+24	0	0	0	0	0	1,400,000
BANCO MERCANTIL DEL NORTE	NA	2/24/2011	2/21/2016	TIIE+215	0	0	188,100	225,720	225,720	460,460
SANTANDER	NA	3/30/2011	3/30/2016	8.12	0	0	0	0	0	2,000,000
BBVA BANCOMER	NA	3/30/2011	3/30/2016	8.095	0	0	0	0	0	2,500,000
BANAMEX, S.A.	NA	3/25/2011	3/23/2021	9.40	0	0	0	0	0	400,000
BANAMEX, S.A.	NA	3/25/2011	3/23/2021	9.06	0	0	0	0	0	800,000
BANAMEX, S.A.	NA	3/25/2011	3/23/2018	8.77	0	0	0	0	0	400,000
HSBC	NA	3/28/2011	3/30/2018	TIIE+117.5	0	0	0	0	0	2,500,000
AF BANREGIO, S.A. DE C.V.	NA	8/23/2010	2/16/2012	7.81	0	20,000	0	0	0	0

OTHER
TOTAL BANKS					-	1,020,000	188,100	225,720	225,720	12,560,460	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93	0	0	0	0	0	4,500,000
HOLDERS	NA	10/14/2010	10/1/2020	7.38	0	0	0	0	0	10,000,000
HOLDERS	YES	3/11/2002	3/11/2032	8.94							0	0	0	0	0	4,193,550
HOLDERS	YES	3/18/2005	3/18/2025	6.97							0	0	0	0	0	8,387,100
HOLDERS	YES	5/6/2008	5/15/2018	6.31							0	0	0	0	0	6,989,250
HOLDERS	YES	11/23/2009	1/15/2040	6.97							0	0	0	0	0	8,387,100
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	14,500,000	0	0	0	0	0	27,957,000
SUPPLIERS
VARIOUS	NA	12/31/2011	12/31/2012		0	3,780,457	0	0	0	0
VARIOUS	YES	12/31/2011	12/31/2012								0	3,907,061	0	0	0	0
TOTAL SUPPLIERS					0	3,780,457	0	0	0	0	0	3,907,061	0	0	0	0

OTHER LOANS WITH COST (S103 AND S30)
VARIOUS	NA	6/1/2009	5/1/2014	VARIOUS	0	289,737	102,993	11,016	0	0
VARIOUS	YES	12/15/2007	11/15/2022	VARIOUS							0	242,154	18,446	19,392	16,873	33,124
TOTAL OTHER LOANS WITH COST					0	289,737	102,993	11,016	-	0	0	242,154	18,446	19,392	16,873	33,124

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
VARIOUS	NA				0	3,511,131
VARIOUS	YES										0	937,006
TOTAL CURRENT LIABILITIES WITHOUT COST					0	3,511,131	-	-	-	-	-	937,006	-	-	-	-

TOTAL					-	8,601,325	291,093	236,736	225,720	27,060,460	-	5,086,221	18,446	19,392	16,873	27,990,124

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS:

$13.9785	PESOS PER U.S. DOLLAR
0.0268	PESOS PER CHILEAN PESO

DOES NOT INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF S25 TAXES PAYABLE) OF PS.143,374 AND PS.1,244,868, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing
	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

MONETARY ASSETS	1,917,418	26,802,628	191,018	2,670,145	29,472,773

LIABILITIES POSITION	2,476,420	34,616,637	96,051	1,342,649	35,959,286

SHORT-TERM LIABILITIES POSITION	310,949	4,346,601	63,168	882,994	5,229,595

LONG-TERM LIABILITIES POSITION	2,165,471	30,270,036	32,883	459,655	30,729,691

NET BALANCE	(559,002)	(7,814,009)	94,967	1,327,496	(6,486,513)

NOTES

THE MONETARY ASSETS INCLUDE U.S.$201,180 THOUSAND OF LONG-TERM AVAILABLE-FOR-SALE INVESTMENTS, OF WHICH FOREIGN EXCHANGE GAIN OR LOSS RELATED TO THE CHANGES IN FAIR VALUE OF THESE FINANCIAL INSTRUMENTS IS ACCOUNTED FOR AS OTHER COMPREHENSIVE INCOME.

(1)   THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS:

PS.	13.9785	PESOS PER U.S. DOLLAR
	18.1007	PESOS PER EURO
	13.7463	PESOS PER CANADIAN DOLLAR
	3.2477	PESOS PER ARGENTINEAN PESO
	0.7023	PESOS PER URUGUAYAN PESO
	0.0268	PESOS PER CHILEAN PESO
	0.0071	PESOS PER COLOMBIAN PESO
	5.1829	PESOS PER PERUVIAN NUEVO SOL
	14.8903	PESOS PER SWISS FRANC
	3.2508	PESOS PER STRONG BOLIVAR
	7.5044	PESOS PER BRAZILIAN REAL
	21.6855	PESOS PER STERLING LIBRA
	2.2210	PESOS PER CHINESE YUAN

THE FOREIGN CURRENCY OF LONG-TERM LIABILITIES FOR PS.30,729,691 IS REPORTED AS FOLLOWS:

REF. S27	LONG-TERM LIABILITIES	PS.	28,044,835
REF. S69	OTHER LONG-TERM LIABILITIES	PS.	2,684,856

DEBT INSTRUMENTS

CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENTS OF THE U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS.4,500 MILLION, AND U.S.$600 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2018, 2025, 2032, 2037 AND 2040, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENT OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT DECEMBER 31, 2011, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDINGS,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATIONS FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCASTER STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCASTER STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

MAIN RAW MATERIALS

CONSOLIDATED
Final Printing
	MAIN		DOM.	COST
MAIN RAW	SUPPLIERS	ORIGIN	SUBST.	PRODUCTION (%)

PROGRAMS AND FILMS	ESTUDIO MÉXICO
FILMS,
	S.A. DE C.V.	DOMESTIC
DISTRIBUIDORA
ROMARI,
	S.A. DE C.V.	DOMESTIC
GUSSI, S.A.
	DE C.V.	DOMESTIC
CINEMATOGRÁFICA,
	RA, S.A.	DOMESTIC
QUALITY
FILMS,
	S. DE R.L. DE C.V.	DOMESTIC
PRODUCCIONES
POTOSI,
	S.A.	DOMESTIC
PRODUCCIONES
MATOUK,
	S.A.	DOMESTIC
PONS MORALES
MARIA
	ANTONIETA	DOMESTIC
NARMEX,
	S.A. DE C.V.	DOMESTIC
AGUIRRE
PRODUCCIONES,
	S.A. DE C.V.	DOMESTIC
DISTRIBUIDORA
DE ENTRETENI-
MIENTO DE CINE,
	S.A. DE C.V.	DOMESTIC
PRODUCCIONES
ALFA AUDIOVISUAL,
	S.A. DE C.V.	DOMESTIC
UNIVERSAL STUDIOS
	INTERNATIONAL	FOREIGN	NO
	CHILE, S.A.	FOREIGN	NO
CPT HOLDINGS,
	INC.	FOREIGN	NO
DW
(NETHERLANDS)
	BV	FOREIGN	NO
METRO
GOLDWYN
MAYER
	INTERNATIONAL	FOREIGN	NO
MTV NETWORKS
A DIVISION OF
	VIACOM, INT.	FOREIGN	NO
PARAMOUNT PICTURES
GLOBAL A
DIVISION OF
VIACOM GLOBAL
	NETHERLANDS BV	FOREIGN	NO
RCN TELEVISION,
	S.A.	FOREIGN	NO
TELEMUNDO
TELEVISION
	STUDIOS, LLC	FOREIGN	NO
TOEI
ANIMATION
	INCORPORATED	FOREIGN	NO
TWENTIETH
CENTURY
FOX
	INTERNATIONAL	FOREIGN	NO
UNIVERSAL
CITY STUDIOS
	PRODUCTIONS, LLLP	FOREIGN	NO
WARNER
BROS.
	INT. TELEVISION, INC.	FOREIGN	NO
OTHER
CABLE RG COAXIAL
MAYA 60	DICIMEX, S.A. DE C.V.	DOMESTIC	YES
CONECTOR HEMBRA	POWER & TELEPHONE
	SUPPLY, S.A. DE C.V.	DOMESTIC	YES
DIVISOR DE LINEA	POWER &
2 SALIDAS	TELEPHONE SUPPLY,
	S.A. DE C.V.	DOMESTIC	YES
COUCHE PAPER	PAPELERA
	LOZANO, S.A.	DOMESTIC	YES
PAPEL,
	S.A. DE C.V.	DOMESTIC	YES
PAPELERÍA
PROGRESO,
	S.A. DE C.V.	DOMESTIC	YES
SUMINISTROS
Y SERVICIOS
	BROOM	DOMESTIC	YES
	STORAM ENSON	FOREIGN	NO
	BULKLEY DUNTON	FOREIGN	NO
MILLYKOSKI
	SALES GMBH	FOREIGN	NO
SAPPI DEUTSCHLAND
	GMBH	FOREIGN	NO
ABITIBI
	BOWATER, INC	FOREIGN	YES
PAPER AND IMPRESSION	SERVICIOS
PROFESIONALES
DE
	IMPRESION	DOMESTIC	YES
QUAD/GRAPHICS
	MÉXICO, S.A. DE C.V.	DOMESTIC	YES
REPRODUCCIONES
	FOTOMECANICAS, S.A.	DOMESTIC	YES
OFFSET
	MULTICOLOR, S.A.	DOMESTIC	YES
MOIÑO
IMPRESORES,
	S.A. DE C.V.	DOMESTIC	YES
EDITORA
	GEMINIS, S.A.	FOREIGN	YES
EDITORIAL
LA PATRIA,
	S.A.	FOREIGN	YES
PRINTER
COLOMBIANA,
	S.A.	FOREIGN	YES
	RR DONNELLEY	FOREIGN	NO
GRUPO
OP
GRAFICAS,
	S.A.	FOREIGN	YES
AGSTROM
	GRAPHICS	FOREIGN	YES
CARGRAPHICS,
	S.A.	FOREIGN	YES
QUAD GRAPHICS
COLOMBIA,
	S.A.	FOREIGN	YES

SALES DISTRIBUTION BY PRODUCT

SALES

CONSOLIDATED
Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
	(THOUSANDS)		(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(1,295,143)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	5	22,204,753			COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					BIMBO, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					FRABEL, S.A. DE C.V.
					KELLOGG COMPANY MÉXICO, S. DE R.L. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
OTHER INCOME		169,964			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		2,262,573			GRUPO CABLE TV DE SAN LUIS POTOSI, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A.
					TELECABLE DEL ESTADO DE MÉXICO, S.A. DE C.V.
					TELEVISION INTERNACIONAL, S.A. DE C.V.
					TELE CABLE CENTRO OCCIDENTE, S.A. DE C.V.
ADVERTISED TIME SOLD		862,513			MEDIA PLANNING GROUP, S.A. DE C.V.
					PROMOCION Y PUBLICIDAD FIESTA, S.A. DE C.V.
					SUAVE Y FÁCIL, S.A. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
					DIRECTRA, S.A. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	34,941	557,992		TV Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				TU MAGAZINE
				SOY AGUILA MAGAZINE
				MUY INTERESANTE MAGAZINE
				DISNEY PRINCESAS MAGAZINE
				SKY VIEW MAGAZINE
				DIBUJIN DIBUJADO NIÑAS MAGAZINE
				COCINA FÁCIL MAGAZINE
PUBLISHING		730,453			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					DILTEX, S.A. DE C.V.
					CHRYSLER DE MÉXICO, S.A. DE C.V.
					BBVA BANCOMER, S.A.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					FORD MOTOR COMPANY, S.A. DE C.V.
					LVMH PERFUMES Y COSMETICOS DE MEXICO, S.A. DE C.V.
					INTERNACIONAL DE CERAMICA, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
OTHER INCOME		15,090			VARIOUS
SKY :
DTH BROADCAST SATELLITE		11,181,432		SKY	SUBSCRIBERS
PAY PER VIEW		196,667
CHANNEL COMMERCIALIZATION		211,012			SUAVE Y FÁCIL, S.A. DE C.V.
					MEDIA PLANNING GROUP, S.A. DE C.V.
					BBVA BANCOMER, S.A.
					BANCO NACIONAL DE MÉXICO, S.A.
CABLE AND TELECOM:
DIGITAL SERVICE		6,391,547		CABLEVISION, CABLEMAS Y TVI	SUBSCRIBERS
INTERNET SERVICES		2,394,206
SERVICE INSTALLATION		61,440
PAY PER VIEW		63,079			MARCAS DE RENOMBRE, S.A. DE C.V.
CHANNEL COMMERCIALIZATION		324,910			SISTEMA GUERRERO AUDIOVISUAL, S.A. DE C.V.
TELEPHONY		1,771,195			CADENA COMERCIAL OXXO, S.A. DE C.V.
TELECOMMUNICATIONS		2,208,922		BESTEL
OTHER		205,777
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		189,795			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					GUSSI, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					CINEMARK DE MÉXICO, S.A. C.V.
					CINEMAS LUMIERE, S.A. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		968,538		CLUB DE FUTBOL AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	AFICIÓN FÚTBOL, S.A. DE C.V.
INTERNET SERVICES		292,089		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L. DE C.V.
					SAMSUNG ELECTRONICS DE MÉXICO, S.A. DE C.V.
					ARMAKET, S.A. DE C.V.
GAMING		1,704,373		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		506,894			PEGASO PCS, S.A. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					PROPIMEX, S.A. DE C.V.
					TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
					GENERAL MOTORS DE MÉXICO, S. DE R.L. DE C.V.
					TIENDAS SORIANA, S.A. DE C.V.
					NUEVA WAL MART DE MEXICO, S. DE R.L. DE C.V.
PUBLISHING DISTRIBUTION:	8,736	145,152		HOLA MEXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				WWE LUCHA LIBRE AMERICANA MAGAZINE	DEALERS
				REVISTA DEL CONSUMIDOR MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MINIREVISTA MINA MAGAZINE
				TV NOTAS MAGAZINE
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(9,053)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		267,475			INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
OTHER INCOME		187,053			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		459,764			AMNET CABLE COSTA RICA, S.A.
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV ARGENTINA SOCIEDAD ANONIMA
					BBC WORLDWIDE LTD
					INTERESES EN EL ITSMO, S.A.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		4,038,701		TELEVISA	COMPAÑIA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	NETFLIX, INC
				TELEVISA	RCN TELEVISION, S.A.
PUBLISHING:
MAGAZINE CIRCULATION	46,611	874,248		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		1,014,005			UNIVERSAL MCCANN SERVICIOS DE MEDIOS LTDA
					PUBLICIS GROUPE MEDIA, S.A.
					UNILEVER CHILE, S.A.
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		890,047		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		214,278		BESTEL	SUBSCRIBERS

OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		51,501		CLUB DE FUTBOL AMERICA
INTERNET SERVICES		9,284
PUBLISHING DISTRIBUTION:	14,357	231,081		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL FEDERAL MAGAZINE
				PUNTO Y MODA MAGAZINE
				INSTRUMENTOS MUSICALES MAGAZINE
				HELLO KITTY MAGAZINE
				EL CUERPO HUMANO MAGAZINE
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		27,934			NETFLIX, INC
					LIONS GATE FILMS, INC
TOTAL		62,581,541

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

CONSOLIDATED
Final Printing

	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		97,421	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
OTHER INCOME		183,582	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		459,764	SPAIN		AMNET CABLE COSTA RICA, S.A.
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV ARGENTINA SOCIEDAD ANONIMA
			GUATEMALA		BBC WORLDWIDE LTD
			COLOMBIA		INTERESES EN EL ITSMO, S.A.
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		4,038,701	UNITED STATES OF AMERICA	TELEVISA	COMPAÑIA PERUANA DE RADIODIFUSIÓN, S.A.
			CENTRAL AMERICA	TELEVISA	NETFLIX, INC
			CARIBBEAN	TELEVISA	RCN TELEVISION, S.A.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		51,501	UNITED STATES OF AMERICA	CLUB DE FUTBOL AMERICA
INTERNET SERVICES		9,284	UNITED STATES OF AMERICA

DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		20,896	UNITED STATES OF AMERICA		NETFLIX, INC
					LIONS GATE FILMS, INC
INTERSEGMENT ELIMINATIONS		(4,484)
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		173,525	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
PUBLISHING:
MAGAZINE CIRCULATION	46,611	874,248	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	GENTE MAGAZINE	DEALERS
			PANAMA	PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		1,014,005			UNIVERSAL MCCANN SERVICIOS DE MEDIOS LTDA
					PUBLICIS GROUPE MEDIA, S.A.
					UNILEVER CHILE, S.A.
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		890,047	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		214,278	UNITED STATES OF AMERICA	BESTEL	SUBSCRIBERS

OTHER BUSINESSES:
PUBLISHING DISTRIBUTION	14,357	231,081	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	MAGALY TV MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COLECCIÓN ASTERIX MAGAZINE
				PUNTO Y MODA MAGAZINE
				HELLO KITTY MAGAZINE
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		7,038	UNITED STATES OF AMERICA		LIONS GATE FILMS, INC

INTERSEGMENT ELIMINATIONS		(4,569)
TOTAL	60,968	8,256,318

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)

CONSOLIDATED
Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT DECEMBER 31, 2011, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR-DENOMINATED PROJECTS:

ACQUISITION AND IMPROVEMENT OF EQUIPMENT FOR THE NETWORK OF :
- CABLEVISIÓN	U.S.$	430.8	U.S.$	392.4	91%

INFORMATION TECHNOLOGY PROJECTS		39.3		25.3	64%

TRANSITION TO DIGITAL TELEVISION PROJECT		15.9		14.8	93%

MEXICAN PESO-DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	PS.	313.1	PS.	239.0	76%

ACQUISITION AND IMPROVEMENT OF EQUIPMENT FOR
THE NETWORK OF:
- CABLEMÁS		134.9		132.2	98%
- TVI		78.6		37.9	48%

INFORMATION TECHNOLOGY PROJECTS (TVI)		74.8		60.1	80%

TRANSITION TO DIGITAL TELEVISION PROJECT		10.1		5.3	52%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)

CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE  BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES AND AFFILIATES ARE FIRST CONVERTED TO MEXICAN FRS AND THEN TRANSLATED TO MEXICAN PESOS. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES AND AFFILIATES OPERATING IN A LOCAL CURRENCY ENVIRONMENT ARE TRANSLATED INTO MEXICAN PESOS AT YEAR-END EXCHANGE RATES, AND RESULTS OF OPERATIONS AND CASH FLOWS ARE TRANSLATED AT AVERAGE EXCHANGE RATES PREVAILING DURING THE YEAR. RESULTING TRANSLATION ADJUSTMENTS ARE ACCUMULATED AS A SEPARATE COMPONENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS IN CONSOLIDATED STOCKHOLDERS´ EQUITY. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES THAT USE THE MEXICAN PESO AS A FUNCTIONAL CURRENCY ARE TRANSLATED INTO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE FOR MONETARY ASSETS AND LIABILITIES, AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, WITH THE RELATED ADJUSTMENT INCLUDED IN THE CONSOLIDATED STATEMENT OF INCOME AS INTEGRAL RESULT OF FINANCING.

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED
Final Printing
							CAPITAL STOCK
	NOMINAL	VALID	NUMBER OF SHARES				(Thousands of Mexican Pesos)
SERIES	VALUE	COUPON	FIXED	VARIABLE		FREE
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	124,249,076,425	0	124,249,076,425	0	855,139	0
B	0.00000	0	59,840,975,176	0	59,840,975,176	0	411,853	0
D	0.00000	0	91,451,686,865	0	91,451,686,865	0	629,413	0
L	0.00000	0	91,451,686,865	0	0	91,451,686,865	629,413	0
TOTAL			366,993,425,331	0	275,541,738,466	91,451,686,865	2,525,818	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION:	366,993,425,331

NOTES:

THE NUMBER OF SHARES PRESENTED IN THE TABLE ABOVE (SHARES ISSUED) MINUS THE NUMBER OF SHARES REPURCHASED REPRESENT THE TOTAL NUMBER OF SHARES OUTSTANDING: 330,862,122,669. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

S03:  CASH AND AVAILABLE INVESTMENTS
    INCLUDES CASH AND CASH EQUIVALENTS FOR PS.15,326,250 AND PS.19,900,520 AS OF DECEMBER 31, 2011 AND 2010, RESPECTIVELY.
S07:  OTHER CURRENTS ASSETS
    INCLUDES TEMPORARY INVESTMENTS FOR PS.5,422,563 AND PS.10,446,840 AS OF DECEMBER 31, 2011 AND 2010, RESPECTIVELY.
S31:  DEFERRED LIABILITIES
    INCLUDES PS.20,926,324 AND PS.18,587,871 AS OF DECEMBER 31, 2011 AND 2010, RESPECTIVELY, OF A SHORT-TERM NATURE.
S77:  OUTSTANDING SHARES
    INCLUDES 36,131,302,662 OF REPURCHASED SHARES AS OF DECEMBER 31, 2011 (SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS).
E44: INCLUDES AN INVESTMENT OF PS.19,671,057 IN DEBENTURES THAT ARE CONVERTIBLE IN SHARES OF GSF.

(1)	THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED "PREPARATION, FILING, DELIVERY
AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND
ADMINISTRATIVE INFORMATION BY ISSUERS"

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i.   Management's discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments  solely for hedging or also for trading or other purposes. The discussion must include a  general description of the objectives sought in the execution of financial derivative  transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies  for the appointment of calculation or valuation agents; the principal terms and conditions of  the relevant contracts; the policies as to margins, collateral and lines of credit; the  authorization process and levels of authorization required by type of transaction (e.g., full  hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing  practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party  responsible for the review of such procedures and, as the case may be, the observations  raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules,  and the existence of an overall risk management manual.

Management's discussion of the policies concerning the use of financial derivative  instruments, and explanation as to whether such policies permit the use of said  instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and  Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company's Investments Committee has established guidelines for the investment in structured  notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the fourth quarter of 2011, no such financial derivatives were outstanding. Pursuant to the provisions of Bulletin C-10 of the Financial Reporting Standards issued by the Mexican Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until December 31st, 2011, are not within the scope of hedge accounting as specified in such Bulletin and, consequently, are recognized in the accounting based on the standards included in the aforementioned Bulletin.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible  counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to  margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company's principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash  flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company's monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and  Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. ("ISDA") and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de Mexico. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the  margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of  its open financial derivative positions. Pursuant to the agreements entered into by  the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.    Cross-currency interest rate swaps (i.e., coupon swaps);

2.    Interest rate and inflation-indexed swaps;

3.    Cross-currency principal and interest rate swaps;

4.    Swaptions;

5.    Forward exchange rate contracts;

6.    FX options;

7.    Interest Rate Caps and Floors contracts;

8.    Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and

9.    Credit Default Swaps.

The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from October to December 2011, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company's open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company's exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company's risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company's accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company's external auditors. As of the date hereof, the Company's auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company's risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company's Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii.   General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the  relevant reference valuation methods and techniques, and the events taken into  consideration. Describe the policies for and frequency of the valuation, as well as the  actions taken in light of the values obtained therefrom. Clarify whether the valuation is  performed by an independent third party, and indicate if such third party is the structurer,  seller or counterparty of the financial instrument. As with respect to financial derivative  transactions for hedging purposes, explain the method used to determine the effectiveness  thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company's methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii.    Management's discussion of the internal and external sources of liquidity that could be used to satisfy the Company's requirements in connection with its financial derivatives.

As of the date hereof, the Company's management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company's financial derivative transactions, management is of the opinion that the Company's significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv.   Explanation as to any change in the issuer's exposure to the principal risks  identified thereby and in their management, and any contingency or event known to or anticipated by the issuer's management, which could affect any future report. Description  of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the  hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the  impact of such financial derivative transactions on the issuer's results or cash flows.  Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the  quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company's exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company's management, which could affect any future report.

Since a significant portion of the Company's debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company's results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company's treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company's results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter a "Coupon Swap" agreement through which Grupo Televisa, S.A.B. ("Televisa") exchanged the payment of coupons denominated in U.S. Dollars for a notional amount of U.S.$500,000,000.00 (Five Hundred Million Dollars 00/100) of the Bond maturing in 2018 for coupons in Mexican Pesos for such notional amount in Pesos, expired. This instrument was entered into in January 2011 and the last flows were conducted in November 2011, the date which such instrument expired.

2.
Also, a “Forward” agreement where Televisa, S.A. de C.V. bought U.S.$9,700,000 (Nine Million Seven Hundred Thousand Dollars 00/100) and sold Brazilian Reales, expired. This instrument was entered into in July 2011 and expired in December 2011.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.   Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa and Corporación Novavisión, S. de R.L. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1

GRUPO TELEVISA, S.A.B.
Summary of the Financial Derivative Instruments as of
December 31, 2011.
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset/Reference Variable		Fair Value		Maturing per Year	Collateral/Lines of Credit/Securities Pledged
			Current Quarter	Previous Quarter(5)	Current Quarter D(H) (4)	Previous Quarter D(H) (5)

Coupon Swaps (1)	Hedging	Ps. 24,189,000 / $2,000,000	$2,000,000 6.00% / 8.50%	$2,000,000 6.00% / 8.50%	94,730	112,350	Semiannual interest 2012	Does not exist (6)

Interest Rate Swap (2)	Hedging	Ps. 1,400,000	TIIE 28 days + 24bps / 8.415%	TIIE 28 days + 24bps / 8.415%	(138,599)	(151,330)	Monthly interest 2012-2016	Does not exist (6)

Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(172,005)	(173,298)	Monthly interest 2012-2018	Does not exist (6)

FX Options (1)	Hedging	USD 337,500	USD 337,500	-	50,279	-	2012-2014	Does not exist (6)

Forward (3)	Hedging	BRL 15,339 / $9,700	USD/BRL 1.5813	USD/BRL 1.5813	-	23,363	December 2011	Does not exist (6)

Total	(165,595)	(188,915)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	Acquired by Televisa, S.A. de C.V.
(4)	The aggregate amount of the derivatives reflected in the consolidated balance sheet of Grupo Televisa, S.A.B. as of December 31, 2011, included in the relevant SIFIC, is as follows:

S81	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	99,737
S85	FINANCIAL DERIVATIVE INSTRUMENTS		45,272
S69	OTHER LIABILITIES		(310,604)

		Ps.	(165,595)

The financial derivatives shown in the above table are those whose aggregate value could represent 5% of the consolidated assets, liabilities or capital, or 3% of the consolidated sales, of Grupo Televisa, S.A.B., for the most recent quarter.

(5)	Information for the third quarter of 2011.
(6)	Applies only to implicit financing in the ISDA ancillary agreements identified as "Credit Support Annex".

EXHIBIT 2

Status of the process of adopting International Financial Reporting Standards
("IFRS") in the preparation of the consolidated financial statements of Grupo
Televisa, S.A.B.

This Exhibit is presented to update the information which was filed with the Bolsa Mexicana de Valores ("Mexican Stock Exchange") by Grupo Televisa, S.A.B (the "Company") on April 29, 2010, July 12, 2010, October 21, 2010, February 17, 2011, July 11, 2011 and October 20, 2011. The IFRS adoption plan was approved by the Board of Directors and the Audit and Corporate Practices Committee of the Company in April 2010.

a) Identification of the Responsible Persons or Areas.

Name
Name of the responsible area or person:	Corporate Controllership
Members of the work team for the transition (mention the area to which each member corresponds):
Salvi Folch Viadero
Financial and Administration Vice-presidency;
Jorge Lutteroth Echegoyen
Corporate Controllership Vice-presidency;
José Antonio Garcia González
Corporate Administration Vice-presidency;
Michel Boyance
Administration and Financial Vice-presidency Sky;
José Antonio Lara Del Olmo
Tax Vice-presidency;
Raúl González Lima
Corporate Financial Reporting General Management;
David Magdaleno Cortes
Controllership Management Television;
Carlos Ferreiro Rivas
Telecommunications Vice-presidency;
Raúl González Ayala
Information Technology General Management;
Julio Cesar Chávez Hernández
Planning and Budgets General Management;
Stephanie Guerra Ron
Corporate Financial Reporting Management.

Name of the coordinator (if applicable):	Jorge Lutteroth Echegoyen and Raúl González Lima
External audit firm:	PricewaterhouseCoopers, S.C.
Firm of the external advisors hired for the transition, other than the auditor (if applicable):	PricewaterhouseCoopers, S.C.

PricewaterhouseCoopers, S.C. (“PwC”) was selected to provide consultancy to Grupo Televisa, S.A.B. (the “Company”) in the IFRS adoption process, in the understanding that, as external auditors of the Company, PwC shall not participate in: (i) preparation of accounting registries, financial information related to or financial statements of the Company; (ii) the direct or indirect operation of financial information systems of the Company; (iii) operation, supervision, design or implementation of the technology systems of the Company related to the preparation of the financial statements or financial information; and (iv) the Company’s administration or decision making in the project.

b)    Training.

Direct Participants in the Implementation

Issuer's Staff	Start date	In process (estimated completion date)	Completed	Not applicable (Reason)
Relevant directors and officers of the issuer: Chief Executive Officer Chief Financial Officer (or equivalent) Other relevant directors and officers: Controller and Administrator	August 2010	December 2011	December 2011
Members of Committees of the Board of Directors: Members of Auditing Committee Members of Corporate Practices Committee Other Auxiliary Committee (specify)	August 2010	December 2011	December 2011
Staff responsible for preparing and filing financial information under the IFRS: Work team leader Responsible staff Auxiliary staff Others (detail):	April 2010	December 2011	December 2011
Others (detail):	Not applicable	Not applicable	Not applicable

Indirect Participants in the Implementation

	Start date	In process (estimated completion date)	Completed	Not applicable (Reason)
Area name:
Tax	June 2010	December 2011	December 2011
Human Resources	June 2010	December 2011	December 2011
Treasury	June 2010	December 2011	December 2011
Legal	June 2010	December 2011	December 2011
Policies and Procedures	June 2010	December 2011	December 2011
Information Technology
Systems	June 2010	December 2011	December 2011
Investor Relations	June 2010	December 2011	December 2011
Budgets	June 2010	December 2011	December 2011
Name of positions within the Area:
Vice-presidents, Directors and Coordinators
Others (detail):	Not applicable	Not applicable	Not applicable

c)    Activity Timetable.

Phase	Activities	Start date	Finish Date	Progress Percentage (%)
1	DIAGNOSIS
	a) Review of accounting policies	April 2010	May 2010	100%
	b) Preliminary evaluation of the impacts on the systems, processes and operations.	April 2010	May 2010	100%
	c) Organizational awareness	April 2010	May 2010	100%
2	PROJECT DEFINITION AND
	LAUNCHING / COMPONENTS
	EVALUATION AND PROBLEM
	SOLVING / INITIAL CONVERSION
2.1	a) Benchmarking	June 2010	December 2011	100%
	b) Preliminary evaluation of the impacts on the information systems, internal controls, etc.	June 2010	December 2011	100%
	c) Documentation of differences between the Mexican Financial Reporting Standards ("Mexican FRS") and IFRS	June 2010	December 2011	100%
	d) Transaction analysis	June 2010	December 2011	100%
	e) Identification and evaluation of the impacts on other areas (such as legal, investor relations, etc.)	June 2010	December 2011	100%
	f) Training	June 2010	December 2011	100%
	g) Quantify the impacts of the IFRS	June 2010	December 2011	100%
	h) Review and evaluation of the preliminary definition impacts derived from the latest update of bulletins and rules issuance	June 2010	December 2011	100%
	i) Selection and definition of new accounting policies (including IFRS 1)	June 2010	December 2011	100%
	j) Preparation of the initial balance sheet (1-1-2011)	June 2010	December 2011	100%
2.2	a) Preparation of financial statements of 2011 and 2012 (intermediate and annuals)	April 2011	March 2013	60%
	b) Preparation of accounting policies handbook according to IFRS	April 2011	December 2012	60%
	c) Analysis update of the differences between IFRS and the Mexican FRS based on new accounting rules	April 2011	March 2013	60%
	d) Quantify adjustments for 2011 and 2012	April 2011	March 2013	70%
	e) Implementation and design of processes and sustainable controls according to IFRS	April 2011	December 2012	60%
	f) Evaluate SOX compliance	April 2011	December 2012	60%
3	CHANGE SYSTEMATIZATION /	2012	2013	60%
SECURE OF CONTROLS AND
PROCEDURES

NOTE: The anticipated dates to the corresponding activities of each of the phases are subject to a continued evaluation of new rules issued by the International Accounting Standards Board (“IASB”), as well as to the possible retrospective application of the same.

The information contained herein was approved by the Board of Directors and the Audit and Corporate Practices Committee of the Company in April, 2010.

Estimated adoption date:	1/1/2012

Stage 1.    Communication

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Coordination with issuer's Chief Executive Officer, with all the areas involved and related entities which shall be consolidated or incorporated.	April 2010	April 2010	May 2010	April 2010	100%	Phase 1 of the timetable
2. Design and communication of a promotion and training plan.	April 2010	April 2010	May 2010	June 2011	100%	Phase 1 of the timetable
3. Others (specify).	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable

Stage 2.    Assessment of Accounting and Business Impacts

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Preliminary identification of accounting impacts, which require specific actions (diagnosis of the main differences in valuation and disclosure).	April 2010	April 2010	May 2010	June 2010	100%	Phase 1 of the timetable
2. Choosing between the options available in the IFRS 1 (first time application) and review of provisions and estimates.	June 2010	July 2010	December 2010	January 2012	100%	Phase 2.1 of the timetable
3. Definition of the new accounting policies according to the different alternatives set forth in the IFRS.	August 2010	September 2010	December 2011	January 2012	100%	Phase 2.1 of the timetable
4. Assessment of the impacts on information systems, internal control, etc.	June 2010	July 2010	March 2011	November 2011	100%	Phase 2.1 of the timetable
5. Identification and evaluation of effects affecting the performance measures of the issuer (financial ratios, etc.).	June 2010	July 2010	March 2011	November 2011	100%	Phase 2.1 of the timetable
6. Identification and review of contracts and other agreements subject to modification given the transition to the IFRS, as well as possible violations to commitments or covenants.	June 2010	July 2010	March 2011	November 2011	100%	Phase 2.1 of the timetable
7. Detail of additional disclosures made in the notes to the financial statements due to the implementation of the IFRS.	April 2011	July 2011	March 2012		85%	Phase 2.2 of the timetable

NOTE: The anticipated dates to the corresponding activities phase are subject to a continued evaluation of new rules issued by the IASB, as well as to the possible retrospective application of the same.

Stage 3. Implementation and Parallel Formulation of Financial Statements under the IFRS and Current Accounting Standards

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Identification of the principal changes in the performance of the information technology systems required in the preparation of the financial statements under the IFRS, in the flow of information, as well as in the processes of preparing such statements.	June 2010	July 2010	December 2011	December 2011	100%	Phase 2.1 of the timetable
2. Identification of documents and new or supplementary reports to the current ones, issued given the changes in the information technology systems, as well as new concepts required under the IFRS.	June 2010	July 2010	December 2011	December 2011	100%	Phase 2.1 of the timetable
3. Analysis of the patrimonial situation and results of the issuer, identifying the necessary adjustments and assessments to convert the balances at the date of transition of the IFRS.	June 2010	July 2010	December 2011	December 2011	100%	Phase 2.1 of the timetable
4. Preparation of the opening balance sheet under the IFRS and conciliation of the results and shareholders’ equity against the FRS.	March 2011	July 2011	December 2011	February 2012	95%	Phase 2.2 of the timetable
5. Design and adjustment of the quality control processes in financial information to guarantee its reliability.	April 2011	April 2011	December 2012		70%	Phase 2.2 of the timetable

NOTE: The anticipated dates to the corresponding activities phase are subject to a continued evaluation of new rules issued by the IASB, as well as to the possible retrospective application of the same.

Completed Activities

Activities	Findings and/or performed tasks	Decisions made
Preparation of the timetable of the principal activities of the IFRS conversion project.	Presentation to the Board of Directors and the Audit and Corporate Practices Committee of the principal activities timetable established in the IFRS conversion project.	Approval of the IFRS conversion project by the Board of Directors and the Audit and Corporate Practices Committee.
Presentation and official start of the IFRS conversion project by the Corporate Controllership Vice-presidency to the persons in charge of the financial information of the Company entities.
Awareness of the persons in charge of the financial information in the headquarters, subsidiaries and most significant associated entities, of the importance of the IFRS conversion project for the Company.
Governance of the IFRS conversion project, designation of the work teams for Phase 1 and start of work meetings under Phase 1.
Identification and preliminary analysis of the main differences between the existing Financial Reporting Standards in Mexico and IFRS and accounting impacts that will require more specific actions.	Weekly work meetings where we analyzed and documented the main differences between both standards and the most important items of the consolidated financial statements of the Company.
Based on preliminary differences identified, each significant subsidiary of the Company will make a more detailed analysis to facilitate the analysis, quantification and subsequent evaluation of the required adjustments in the preparation of the initial consolidated balance sheet under IFRS.

Beginning of Phase 2.1 of the schedule of activities. Identifying business segments and/or most significant subsidiaries for purposes of adopting IFRS.	The following segments of significant business were identified: Television Broadcasting, Sky, Cable and Telecom and Publishing.
Preparation of workshops per business segment for the evaluation and definition of accounting policies under IFRS, as well as for identification and quantification of differences to the transition date.
Strategy for adoption of IFRS in nonsignificant businesses.

Initial workshops for properties, plant and equipment.
Consideration of appraisals and costs implicit to the item of property, plant and equipment to the transition date.
Considerations of financial leases and operating leases. Meetings with asset appraisers.
Accounting policies and identification of adjustments under IFRS 1 for the item of properties, plant and equipment. Valuations of certain fixed assets at the date of transition.
Initial workshops for revenue recognition.	Identifying policies and current proceedings for revenue recognition. Analysis of major revenue-generating contracts. Consideration on presentation of income.	Identification of potential impacts, resulting from the proposed new IFRS for revenue recognition.
Initial workshop for the item of employee benefits.	Meeting with the actuaries of the companies having a payroll. Evaluation of options under IFRS 1.	Accounting policies and identification of adjustments under IFRS 1 for the item of benefits to employees at the time of transition. Definition of actuarial calculation reports on the transition date.
Additional workshops for property, plant and equipment, revenue recognition and employee benefits.

Workshops for the following items of the financial statements:
  Capitalized costs
  Financial instruments
  Derivatives
  Provisions
  Currency Exchange
  Intangibles
  Consolidation and equity method
  Income tax
  Business combinations

Understanding of the IFRS applicable to the principal business segments of the Company.

Presentation by the responsible parties of the financial information on the principal business segments of the Company, of particular or relevant situations or considerations for the implementation of the IFRS.

Formal documentation of the application of the IFRS discussed in the workshops, for the principal business segments of the Company.

Accounting policies for foreign currency translation accumulated through December 31, 2010.

Accounting policies for business combinations prior to December 31, 2010.

Adjustment procedure for the restatement of intangible assets.

Determination of initial adjustment for liabilities resulting from employee indemnifications.

Identification of adjustments resulting from property valuations.

Preliminary evaluation of the anticipated adoption of the IFRS 9 (financial instruments, impairment and hedge accounting).

Preparation of a corporate chart of accounts for submission of financial statements in accordance with IFRS rules.
Modification of the corporate chart of accounts in order to comply with the requirements established by IFRS and the requirements of the Mexican Stock Exchange, through the Accounting and Financing Information System (SIFIC).
Identification and opening of required accounts and sub-accounts.
Determination of the general adjustments at the transition date to IFRS, as such adjustments were previously identified by the headquarters (those adjustments are the result of the Company's election of exceptions and exemptions set forth by IFRS 1).

Meeting with the personnel responsible of the financial information of the subsidiaries, as well as the most significant associated entities, in order to notify the adjustments of general application resulting from the initial conversion to IFRS, as well as the template to be used to send such information to the headquarters.
Review of the general adjustments proposed by individual entities, to determine their application as of January 1st, 2011.
Identification and analysis of the amendments required in the Company's standard reporting package, currently used to consolidate the accounting and statistical information of the Company's consolidated entities.
	Redesign of the standard reporting package exhibits, in order to comply with the filing and disclosure requirements established by IFRS and the Mexican Stock Exchange.	Development of new templates, amendments to the existing templates, and review of the new standard reporting package of financial information under IFRS.
Quantification and analysis of the main accounting impacts resulting from IFRS adjustments.	Corporate review of adjustments in connection with the adoption of IFRS by the entities of the Company.	Summary of the initial adjustments and preparation of the opening consolidated balance sheet (unaudited) at January 1st, 2011).
Preparation of the note to explain the transition to IFRS, in accordance with Mexican FRS.	Identification of the required disclosures to explain the impact of the transition to IFRS.	First draft of the reconciliation of stockholders' equity at the IFRS transition date, and explanatory note.
Required adjustments to the IT systems.	Redesign and modification of certain computations and automatic procedures in the IT systems, as well as in the reports that are used to analyze the consolidated information.	Adjustments to both the reporting package used by subsidiaries and the Group’s consolidation system.
Consolidation adjustments as of December 31, 2011 in connection with adoption of the IFRS.	Consolidation and analysis of adjustments proposed by individual entities as of December 31, 2011.	Preparation of the consolidated statement of financial position as of December 31, 2011, and the consolidated statement of income for the 12 months ended on that date in accordance with the NIIF.
Information required by the Mexican FRS INIF 19 in connection with the adoption of the IFRS.	Definition of the information required by the Mexican FRS INIF 19.	Disclosure of the IFRS adoption in accordance with the Mexican FRS INIF 19.

DECLARATION OF THE REGISTRANT´S OFFICERS RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	/s/ SALVI FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., FEBRUARY 16, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 21, 2011	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel